1933 Act File No.: 333-167524

1940 Act File No.:  811-22166

CIK No.:  1468677

Securities and Exchange Commission

Washington, D.C.  20549

Form S-6

Amendment No. 4

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.  Exact name of trust:

Matrix Defined Trusts 19

B.  Name of depositor:

Matrix Capital Group, Inc.

C.  Complete address of depositor’s principal executive offices:

420 Lexington Avenue, Suite 601

New York, New York 10170

D.  Name and complete address of agent for service:

With a copy to:

Christopher Anci, President	Scott R. Anderson
Matrix Capital Group, Inc.	Chapman and Cutler LLP
420 Lexington Avenue, Suite 601	111 W. Monroe St.
New York, New York 10170	Chicago, Illinois 60603-4080

E.  Title of securities being registered:  Units of undivided beneficial interest in the trust

F.  Approximate date of proposed public offering:

As Soon As Practicable After The Effective Date Of The Registration Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed.  No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated August 29, 2013
Subject to Completion

Patent-Pending

Convexcel SUITSM Periodic Payment Trigger Trust, Series 1

(A unit investment trust included in Matrix Defined Trusts 19)

As described more fully in this prospectus with capitalized terms as defined herein:

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Portfolio of U.S. Treasury obligations, exchange-traded options and cash (to pay sales fees and organization costs).

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Designed for investors who intend to purchase units at inception and hold until the trust’s mandatory termination date and seek to receive (1) approximately [$0.875] per unit in quarterly payments from maturing principal from U.S. Treasury obligations over the life of the trust, (2) quarterly distributions of interest income , if any, from the U.S. Treasury obligations less trust expenses and (3) at the trust’s mandatory termination date

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if the percentage return or loss on the Reference Asset to the Initial Reference Level (defined herein) (the “Reference Asset Return”) is greater than or equal to [-20%] (the “Trigger Point”) a payment on the Options and principal from U.S. Treasury obligations maturing near the trust’s termination date of [$10] per unit,

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if the Reference Asset Return is between [-21%] and [-20%] a payment on the Options and principal from U.S. Treasury obligations maturing near the trust’s termination date of between [$7.90 and $10] per unit depending on the amount of the Reference Asset Return and

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if the Reference Asset Return is less than or equal to [-21%], a payment on the Options and principal from U.S. Treasury obligations maturing near the trust’s termination date from [$7.90] down to a loss of all of the unitholder’s initial investment depending on the Reference Asset Return.

The Reference Asset Return is the percentage increase or decrease from the time on the trust’s inception date when the Option strike prices are set to the close of the market on the Option Expiration Date.   Investors should be willing to forgo interest and dividend payments from the Reference Asset, participations in any increase in the price of the Reference Asset and, if the Reference Asset Return is less than or equal to [20%], be willing to lose some or all of their investment. There is no assurance that the trust will achieve its designed investment objective.  Payments of maturing principal from U.S. Treasury obligations are not payments of interest but a principal payment.  Interest income from the U.S. Treasury obligations, if any, will not be significant given the current interest rate environment.  The price of the Reference Asset may experience significant volatility.

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The trust may experience substantial downside from the Options and option positions may expire worthless ..  Investors may lose some or all of their investment.

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Minimum purchase of 100 units/$1,000.

Prospectus

____________, 2013

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any contrary representation is a criminal offense.

Convexcel SUITSM Periodic Payment Trigger Trust, Series 1

OVERVIEW

Convexcel SUITSM Periodic Distribution Trigger Trust, Series 1 (the “trust”) is a unit investment trust.  Matrix Capital Group, Inc.* (the “sponsor”) serves as the sponsor of the trust.

INVESTMENT OBJECTIVE

The trust seeks to provide an intended return on the trust’s mandatory termination date based on the price performance of shares of the iShares® MSCI Emerging Markets Index Fund (the “Reference Asset”) along with quarterly payments from maturity principal from the U.S. Treasury obligations ..  The trust may provide distributions of interest income (less trust operating expenses) , if any (which amounts of interest income are not be significant in the current interest rate environment) from the U.S. Treasury obligations over the life of the trust.  There is no assurance that the trust will achieve its investment objective.

PRINCIPAL INVESTMENT STRATEGY

The trust seeks to achieve its objective by utilizing a patent-pending investment strategy that involves investing in exchange-traded option contracts and U.S. Treasury obligations (the “Treasury Obligations”).  The trust’s portfolio is intended to return an amount at the trust’s mandatory termination date from (1) the Options (as defined herein) and (2) maturing principal from a portion of the Treasury Obligations scheduled to mature on [ July __, 2015] with a par value of [$10] per trust unit (the “Termination Date Treasury Obligations”), that depends on the price performance of the Reference Asset as more fully explained in this prospectus.   Investors will not receive a positive return on their investment unless they receive more on their units than they originally invest (which amount is [$10.00] per unit for units purchased at the trust’s inception).

The trust also is intended to make payments of approximately [$0.875] per unit over the life of the trust in quarterly payments of maturing principal from Treasury Obligations (which is not a payment of interest from the Treasury Obligations but a payment of principal) that have quarterly “laddered” maturities (the “ Laddered Treasury Obligations ”).  The Treasury Obligations held by the trust having “laddered” maturities mean that portions of the Treasury Obligations mature at various points during the life of the trust.  At such points, upon such Treasury Obligations’ maturity, the trust will receive the principal amounts for such Treasury Obligations and the trust is intended to distribute such amounts (which represent a return of principal and not interest payments) to unitholders.  The trust may also make quarterly distributions of interest income (less trust operating expenses) from the Treasury Obligations (which amounts will not be significant given the current interest rate environment) ..

* “Matrix,” “we”, “us” and related terms mean Matrix Capital Group, Inc., the trust sponsor, unless the context clearly suggests otherwise.

The expiration date for the Options is [ July ___, 2015] (the “Option Expiration Date”) and the trust’s mandatory termination date is [ July __, 2015] (the “Termination Date”).  As explained below, the trust’s portfolio includes written and purchased put options with formulas to calculate the option payments at expiration based on the price performance of the Reference Asset.  Under normal circumstances, the trust’s assets will consist solely of cash, Treasury Obligations and the Options.  The trust may experience substantial downside from the Options and option contract positions may expire worthless ..  The maximum amount an investor who purchases units on the trust’s inception date and holds until the Termination Date is intended to receive over the trust’s life is [$10.875]([108.75%] of the unit price at inception) (“ Maximum Trust Return ”).  Unitholders may also receive interest income from the Treasury Obligations less the trust’s operating expenses , if any, which amounts are not significant in the current interest rate environment.  Even if the price of the Reference Asset increases significantly, a unitholder will not receive amounts per trust unit in excess of the Maximum Trust Return (i.e. the return an investor may receive on units is capped).   An amount of cash was deposited at the trust’s inception in an amount sufficient to pay for all estimated trust fees and organization costs.  The interest income from the Treasury Obligations is intended to be sufficient to pay for all estimated trust expenses.  The amounts described herein include estimated fees and expenses.

The trust’s investment strategy description, descriptions of the Options, the table and the graph below are hypothetical illustrations of the mathematical principles underlying the Options and the operation of the trust’s investment strategy.  There is no assurance that the trust will achieve its investment objective through the use of this strategy.  Illustrations of the possible returns of the trust’s investment strategy assuming certain positive and negative returns (i.e. losses) on the price of shares of the Reference Asset relative to the Initial Reference Level (defined herein) appear under “The Trust—Option Expiration Examples” in this prospectus. Additional information about the strategy and the Options appears below. These examples do not attempt to present any projection of actual trust performance.  These examples are merely intended to illustrate the operation of the Options and the Treasury Obligations at the scheduled expiration and maturities and the amount per unit that the trust would receive or pay in certain situations at the Termination Date. You may realize a return or loss that is higher or lower than the intended returns or losses as a result of redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts or Treasury Obligations in the trust’s portfolio, if a Corporate Action (defined herein) occurs with respect to the Reference Asset, or increases in potential tax-related expenses and other expenses of the trust above estimated levels.  These examples assume that the units were purchased at the trust’s inception and held until Termination Date and that the Options are held by the trust to the Option Expiration Date and that the Treasury Obligations are held to maturity.

The trust seeks to achieve its objective by investing in a portfolio selected by the portfolio consultant, Convexcel Asset Management, LLC (“Convexcel”) consisting of cash designated to pay sales fees and trust organization costs; Treasury Obligations scheduled to mature at various dates during the life of the trust; and purchased and written put options in the form of FLexible EXchange® Options (“FLEX Options”) scheduled to expire on [ July __, 2015] (the “Option Expiration Date”) with payouts at expiration calculated based on the price performance of the Reference Asset  (the “Options”) relative to the price of shares of the Reference Asset on the trust’s inception date (the “Initial Reference Level”).  The Options are intended to be liquidated as of the close of market on the Option Expiration

Date rather than be exercised according to the Options’ terms in order to avoid having the trust receive shares of the Reference Asset or be obligated to deliver shares of the Reference Asset.  Convexcel uses a patent pending approach to determine the exact terms of the Options (reference asset or index, strikes, maturities and notional investment amounts) intended to deliver a defined economic outcome for unitholders.  Each Option entitles the holder thereof (i.e. the purchaser of the Option) to sell 100 shares of the Reference Asset at the strike price.

Summary of Defined Terms
Option Expiration Date	[ July __, 2015]
Trust Mandatory Termination Date	[ July __, 2015]
Reference Asset	iShares MSCI Emerging Markets Index Fund
Unit price at inception:	[$10.00 per unit]
Initial Reference Level:	[_______] (an amount equal to a price of a share of the Reference Asset on trust’s inception date)
Trigger Point:	loss of [20%] of the Initial Reference Level
Maximum Amount over the trust’s life

[$10.875] (108.75% of the unit price at inception) ..

Unitholders may also receive interest income from the Treasury Obligations less the trust ’s operating expenses , if any, which amounts are not significant in the current interest rate environment

Minimum Amount over the trust’s life

[$0.875] (8.75% of the unit price at inception) ..

Unitholders may also receive interest income from the Treasury Obligations less the trust ’s operating expenses , if any, which amounts are not significant in the current interest rate environment

	Date:	Maturing Principal (Not Interest Payments)
Dates and Amounts of Maturing Principal from Laddered Treasury Obligations	[ January 21, 2014 ] [ April 21, 2014] [ July 21, 2014] [ October 21, 2014] [ January 21, 2015 ] [ April 21, 2015 ] [ July 21, 2015]	[$0.125] per unit [$0.125] per unit [$0.125] per unit [$0.125] per unit [$0.125] per unit [$0.125] per unit [$0.125] per unit

The trust is intended to return an amount over the trust’s life for units purchased at the trust’s inception date and held until the Termination Date from the Options and the maturing principal from the Treasury Obligations based on the price performance of shares of the Reference Asset.  Returns or losses shown below are the returns or losses from the proceeds of the Options and principal payments from the Treasury Obligations received over the life of the trust as a percentage of the initial offering price per unit at the trust’s inception of [$10].

“Reference Asset Return” is a % amount that is equal to the price of a share of the Reference Asset as of the close of the market on the Option Expiration Date (“Reference Asset Closing Value”) divided by [$____](the price of a share of the Reference Asset  on the trust’s inception date)(“Initial Reference Level”) minus 100% ..  So, it represents the percentage increase or decrease of the price of the Reference Asset from the time on the trust’s inception date when the Option strike prices are set to the close of the market on the Option Expiration Date ..

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If the Reference Asset Return less than or equal to [-20%] (the “Trigger Point”), this amount returned from the Options and maturing principal from the Treasury Obligations over the life of the trust is intended to be equal to [$ 10.875 ] per unit (a return of approximately [8.75% ] on the initial public offering price of [$10 per unit]).

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If the Reference Asset Return is between [-21%] and [-20%] this amount returned from the Options and maturing principal from the Treasury Obligations over the life of the trust is intended to be between [$ 8.775 and $ 10.875 ] per unit (a return of approximately [- 12.25 % to 0.875%] on the initial public offering price of [$10 per unit] , with negative returns representing a loss ) depending on the Reference Asset Return.

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If the Reference Asset Return is less than [-21%], this amount returned from the Options and maturing principal from the Treasury Obligations over the life of the trust is intended to be from [$ 8.775 ] down to a loss of [0.875] (a return of approximately [- 12.25 % to - 92.25%] representing a loss on the investment ) depending on the Reference Asset Return.

Negative amounts shown above represent a loss on your investment.   If the trust is unable to maintain the proportional relationship based on the number of Option contracts between the portfolio of Options, it will be unable to achieve its objective.  Investors may lose some or all of their investment.  The Reference Asset Returns do not take into account returns from dividends paid by the Reference Asset.

In addition to the amounts in the graph above and descriptions, from the Options and the principal from maturing Treasury Obligations , the trust is intended to return to unitholders over the life of the trust:

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Remaining [$0] per unit from cash deposited less all trust sales fees and organization costs , if any ; and

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Interest income from the Treasury Obligations (less all trust expenses) , if any (which amounts are not significant in the current interest rate environment).

These amounts of cash and interest income from the Treasury Obligations are not expected to be significant ..

The Options.  The trust’s initial portfolio includes two kinds of Options referred to as the Purchased Put Options and the Written Put Options (as further defined below).  The Options are all European style put options, which means that they will be exercisable at the strike price only on the Option Expiration Date.  FLEX Options are customized option contracts available through national securities exchanges that are guaranteed for settlement by the Options Clearing Corporation (“OCC”), a market clearinghouse.  The Options are listed on _______________.  FLEX Options provide investors with the ability to customize assets and indices referenced by the options, exercise prices, exercise styles (i.e. American-style exercisable any time prior to the expiration date or European-style exercisable only on the option expiration date) and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions.  Each option contract entitles the holder thereof (i.e. the purchaser of the Option) the option to purchase (for the call options) or sell (for the put options) 100 shares of the Reference Asset at the strike price.  The trust is designed so that any amount owed by the trust on the Written Put Options will be covered by payouts at expiration from the Purchased Put Options and the Treasury Obligations.  The trust receives premiums in exchange for the Written Put Options and pays premiums in exchange for the Purchased Put Options.  The OCC and securities exchange that the Options are listed on do not charge ongoing fees to writers or purchasers of the Options during their life for continuing to hold the option contracts.   A portion of the Treasury Obligations are pledged as collateral in order to secure the trust’s obligation to pay amounts payable by the trust on the Written Put Options in excess of the amounts receivable by the trust on the Purchased Put Options.

The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk.  Subject to determination by the Securities

Committee of the OCC, adjustments may be made to the FLEX Options for certain events (collectively “Corporate Actions”) specified in the OCC’s by-laws and rules: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to an underlying security, or a merger, consolidation, dissolution or liquidation of the issuer of the underlying security. According to the OCC’s by-laws, the nature and extent of any such adjustment is to be determined by the OCC’s Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected options, the maintenance of a fair and orderly market in the affected options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the underlying interest.

The information set forth above relating to the Options and the OCC has been obtained from the OCC. The description and terms of the Options to be entered into with the OCC are set forth in the by-laws and rules of the OCC, available at www.optionsclearing.com. Please see www.optionsclearing.com for more information relating thereto, which websites are not considered part of this prospectus nor are they incorporated by reference herein.

Written Put Options.  The “Written Put Options” are put options for physical delivery written by the trust each with a strike price at [80%] of the Initial Reference Level (“Written Put Option Strike Price”).  If the Reference Asset Closing Value is greater than or equal to the Written Put Option Strike Price at the Option Expiration Date, the Written Put Options will expire without a payment being made by the trust .  If the Reference Asset Closing Value is less than the Written Type B Put Option Strike Price, then the Written Type B Put Options collectively provide for a per unit dollar amount payment of [5.012] X (Written Put Option Strike Price— Reference Asset Closing Value)/Initial Reference Level to be made by the trust on the Option Expiration Date corrected for any Corporate Actions.

Purchased Put Options.  The “Purchased Put Options” are put options for physical delivery written by the trust each with a strike price at [79%] of the Initial Reference Level (“Purchased Put Option Strike Price”).  If the Reference Asset Closing Value is greater than or equal to the Purchased Put Option Strike Price at the Option Expiration Date, the Purchased Put Options will expire without a payment being made to the trust (i.e. the Purchased Put Options will expire worthless).  If the Reference Asset Closing Value is less than the Purchased Put Option Strike Price, then the Purchased Put Options collectively provide for a per unit dollar amount payment of [4.773] X (Purchased Put Option Strike Price— Reference Asset Closing Value)/Initial Reference Level to be made to the trust on the Option Expiration Date corrected for any Corporate Actions.

The Reference Asset and the Underlying Index.  The summary information below regarding the Reference Asset and the Underlying Index comes from the Reference Asset’s filings with the U.S. Securities and Exchange Commission (“SEC”) filings. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (e.g. the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer or exchange-traded fund. We have not undertaken any independent review or due diligence of the SEC filings of the issuer of the Reference Asset or of any other publicly available information regarding such issuer.

The Reference Asset is an exchange-traded fund that trades on the NYSE Arca, Inc. stock exchange under the ticker symbol “EEM”.  We have derived all information regarding the Reference Asset contained in this prospectus from the prospectus for the Reference Asset, dated January 1, 2013 (as revised May 23, 2013).  Such information reflects the policies of, and is subject to change by the Reference Asset’s adviser, BlackRock Fund Advisors. Such information is subject to change and we have not independently verified its accuracy. Information concerning the Reference Asset provided to or filed with the SEC by the iShares MSCI Emerging Markets Index Fund can be located by reference to SEC file number 811-09102. Information from outside sources is not incorporated by reference in, and should not be considered part of, this prospectus.  Information taken directly from the Reference Asset’s SEC filing of its 2013 prospectus as revised May 23, 2013 is included in quotation marks.

“The iShares MSCI Emerging Markets Index Fund…seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the ‘Underlying Index’)”.  “The Underlying Index is designed to measure equity market performance in the global emerging markets.  As of June 30, 2012, the Underlying Index consisted of the following 21 emerging market indexes:  Brazil, Chile, China, Columbia, the Czech Republic, Egypt, Hungary, India, Indonesia, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey.  Components primarily include energy, financial, information technology and materials companies.  The components of the Underlying Index, and the degree to which these components represent certain industries, may change over time.”

The Reference Asset’s adviser “uses a ‘passive’ or indexing approach to try to achieve the [Reference Asset’s] investment objective. Unlike many investment companies, the [Reference Asset] does not try to ‘beat’ the index it tracks and does not seek temporary defensive positions when markets decline or appear overvalued.”  The Reference Asset’s adviser “uses a representative sampling indexing strategy to manage the [Reference Asset]. ‘Representative sampling’ is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the Underlying Index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the Underlying Index. The [Reference Asset] may or may not hold all of the securities in the Underlying Index.”

“The [Reference Asset] generally invests at least 90% of its assets in securities of the Underlying Index and in depositary receipts representing securities of the Underlying Index. The [Reference Asset] may invest the remainder of its assets in other securities, including securities not in the Underlying Index, but which [Reference Asset’s adviser] believes will help the [Reference Asset] track the Underlying Index, and in other investments, including futures contracts, options on future contracts, other types of options and swaps related to its Underlying Index, as well as cash and cash equivalents, including shares of money market funds advised by [the Reference Asset’s adviser] or its affiliates.  [Reference Asset’s adviser] will waive portfolio management fees in an amount equal to the portfolio management fees of such other iShares funds for any portion of the [Reference Asset’s] assets invested in shares of such other funds. The [Reference Asset] invests all of its assets that are invested in India in a wholly owned subsidiary located in the Republic of Mauritius (the ‘Subsidiary’). [Reference Asset’s adviser] serves as investment adviser to both the [Reference Asset] and the Subsidiary…The [Reference Asset] may lend securities representing up to one-third of the value of the [Reference Asset’s] total assets (including the value of the collateral received).”

The trust is not sponsored, endorsed, sold or promoted by iShares MSCI Emerging Markets Index Fund or BlackRock Fund Advisors.  iShares MSCI Emerging Markets Index Fund and BlackRock Fund Advisors have not passed on the legality or suitability of, or the accuracy or adequacy of, descriptions and disclosures relating to the trust or the Options.  The iShares MSCI Emerging Markets Index Fund and BlackRock Fund Advisors make no representations or warranties, express or implied, regarding the advisability of investing in the trust or the Options or results to be obtained by the trust or the Options, unitholders or any other person or entity from use of the Reference Asset.  The iShares MSCI Emerging Markets Index Fund and BlackRock Fund Advisors have no liability in connection with the management, administration, marketing or trading of the trust or the Options.

The trust and the Reference Asset are not sponsored, endorsed, sold or promoted by MSCI Inc. (“MSCI”) or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the units of the trust or any member of the public regarding advisability of investing in securities generally or in the trust, Options or Reference Asset particularly or the ability of the Underlying Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the Underlying Index which is determined, composed and calculated by MSCI without regard to the trust, the Reference Asset, Reference Asset’s adviser or their  affiliates. MSCI has no obligation to take the needs of the trust, the Reference Asset, Reference Asset’s adviser or their affiliates or the owners of the units of the trust into consideration in determining, composing or calculating the Underlying Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the shares of the Reference Asset, the Options or units of the trust to be issued or in the determination or calculation of the equation by which the Reference Asset, Options or units of the trust are redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the shares of the Reference Asset or unitholders of the trust in connection with the administration, marketing or trading of the trust and Reference Asset.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEXES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEXES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE SHARES OF THE REFERENCE ASSET OR UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED BY MSCI FOR USE HEREIN OR FOR ANY OTHER USE. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Shares of the Reference Asset may be invested in directly without paying the fees and expenses associated with the trust.  There are a variety other investments available that track or reference the Underlying Index. The Reference Asset holds securities issued by companies in emerging markets which generally experience heightened levels of price volatility.

PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust.  The trust also might not perform as well as you expect.  This can happen for the following reasons:

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The trust’s investment strategy is designed to achieve its investment objective over the life of the trust.  The trust’s investment strategy has not been designed to deliver on its objective if the units are bought after the trust’s inception date or redeemed prior to the trust’s mandatory termination date.  Prior to trust’s mandatory termination date, the value of the securities in the trust could vary because of related factors other than the price of shares of the Reference Asset.  Certain related factors are interest rates, implied volatility levels of the Reference Asset, Underlying Index and securities comprising the Underlying Index and implied dividend levels of the Reference Asset, Underlying Index and securities comprising the Underlying Index.

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Security prices will fluctuate.  The value of your investment may fall over time.  An investment in units represents an indirect investment in Treasury Obligations and the Options.  Amounts available to distribute to unitholders upon termination of the trust will depend primarily on the performance of the trust’s investment and are not guaranteed.  The units upon termination of the trust and at any other point in time may be worth less than the original investment.

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The trust return is subject to a capped upside.  The target return for units purchased on the trust’s inception date and held for the life of the trust is based on the price performance of the Reference Asset and is subject to a capped amount of [$10.875] per trust unit and may be less than the price performance of the Reference Asset.  Even if there are significant increases in the price performance of the Reference Asset, the amounts you may receive is capped at [$10.875] per trust unit.  You may also receive an amount of  interest income from the Treasury Obligations (less trust expenses) but such amounts will not be significant in the current interest rate environment ..  You may experience significant losses on their investment up to a total loss on your investment if the price of shares of the Reference Asset declines by more than the Trigger Amount.  You may realize a return or loss that is higher or lower than the intended returns or losses as a result of redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts and Treasury Obligations in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset, or increases in potential tax-related expenses and other expenses of the trust above estimated levels.

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The trust is subject to performance and equity risk related to the Reference Asset, the Underlying Index and securities comprising the Underlying Index.  The formulas to calculate the options’ payments at expiration is based on the price performance of the Reference Asset.  The Options represent indirect positions in the Reference Asset and are subject to changes in value as the price of the Reference Asset rises or falls.  The value of the Options may be adversely affected by various factors affecting the Reference Asset, the Underlying Index and the value of the securities comprising the Underlying Index.  The settlement value of the Options is based on the Reference Asset Closing Value on the Option Expiration Date only, and will be substantially determined by market conditions as of such time.  The Options are intended to be liquidated as of the close of market on the Option Expiration Date rather than be exercised according to the Options’ terms in order to avoid having the trust receive shares of the Reference Asset or be obligated to deliver shares of the Reference Asset.  The Reference Asset seeks to replicate the performance of the Underlying Index which consists primarily of stocks of companies issued by companies in emerging markets countries.  Securities issued by companies in emerging markets may be subject to a greater risk of loss than investments in more developed markets.  Emerging markets may be more likely to experience inflation risk, political turmoil and rapid changes in economic conditions than more developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, unreliable securities valuation and greater risk associated with custody of securities.   Securities issued by companies in emerging markets are also generally experience heightened levels of price volatility.   Although common stocks have historically generated higher average returns than fixed-income securities over the long term, common stocks also have experienced significantly more volatile returns. Common stocks are structurally subordinated to preferred stocks, bonds and other debt instruments in a company’s capital structure, and represent a residual claim on the issuer’s assets that have no value unless such assets are sufficient to cover all other claims.

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You may lose all or a portion of your investment.  The trust does not provide principal protection and you may not receive a return of the capital you invest.

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The value of the Written Put Options reduces the value of your units.  The Written Put Options create an obligation to make a payment in contrast to the Purchased Put Option which create the potential for receipt of a payment.  As the value of the Written Put Options increases, it has a negative impact on the value of your units.

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The value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index.  No one can predict whether implied volatility will rise or fall in the future.

•

The value of the trust does not appreciate due to dividend payments paid by the Reference Asset.  The trust seeks to provide target returns on the price performance of the Reference Asset, which does not include returns from dividends paid by the Reference Asset.

•

The values of the Options do not increase or decrease at the same rate as the Reference Asset or the Underlying Index.  The Options are all European style options, which means that they will be exercisable at the strike price only on the Option Expiration Date.  Prior to Option Expiration Date, the value of the Options is determined based upon market quotations, the last asked or bid price in the over-the-counter market or using other recognized pricing methods. The value of the Options prior to the Option Expiration Date may vary because of related factors other than the price of shares of the Reference Asset.  Factors that may influence the value of the Options are interest rate changes, implied volatility levels of the Reference Asset, Underlying Index and securities comprising the Underlying Index and implied dividend levels of the Reference Asset, Underlying Index and securities comprising the Underlying Index, among others.  The value of the Reference Asset will not increase or decrease at the same rate as the Underlying Index due to “tracking error” described below.

•

The Reference Asset invests in securities issued by entities located in emerging markets countries.  Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets ..  Securities of companies in emerging markets generally experience heightened levels of price volatility ..

•

The Reference Asset invests in securities issued by entities located in foreign companies.  Stocks of foreign companies present risks beyond those of U.S. issuers.  These risks may include market and political factors related to the company’s foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

•

Certain features of the Reference Asset, which is an exchange-traded fund, will impact the value of the units.  The value of the Reference Asset is subject to the following factors:

o

Passive Investment Risk.  The Reference Asset is not actively managed and attempts to track the performance of an unmanaged index of securities.  This differs from an actively managed fund, which typically seeks to outperform a benchmark index.  As a result, the Reference Asset will hold constituent securities of the Underlying Index regardless of the current or projected performance on a specific security or particular industry or market sector.  Maintaining investments in the securities regardless of market conditions of the performance of individual securities could impact the share price of the Reference Asset, the Options and the trust units.

o

Tracking Error.  Exchange traded funds face index correlation risk which is the risk that the performance of an exchange traded fund will vary from the actual performance of the target index, known as “tracking error”.  The performance of the Reference Asset may not replicate the performance of, and may underperform, the Underlying Index.  It is possible that the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index due to the Reference Asset not investing in all stocks comprising the Underlying Index, temporary unavailability of certain securities in the secondary market, differences in trading hours between the Reference Asset and securities comprising the Underlying Index, the occurrence of corporate actions (mergers and spinoffs) or due to other circumstances.  Because the return on the Options references the price performance of the Reference Asset and not the Underlying Index, the return on the Options and your units may be less than that of an alternative investment linked directly to the Underlying Index.

o

Securities Lending Risk.  The Reference Asset may engage in securities lending.  Securities lending involves the risk that the Reference Asset may lose money because the borrower of the Reference Asset’s loaned securities fails to return the securities in a timely manner or at all.

o

Fees and Expenses.  Unlike the Underlying Index, the Reference Asset will reflect transaction costs and fees that will reduce its price performance relative to the Underlying Index.

o

Discount.  Shares of exchange-traded funds tend to trade at a discount from their net asset value.

•

The trust may experience substantial downside from the Options and option contract positions may expire worthless ..

•

The trust is exposed to certain risks associated with its investments in Treasury Obligations.  No one can predict whether interest rates will rise or fall in the future.  Treasury Obligations are direct obligations of the United States that are backed by the full faith and credit of the United States.  The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices lower than their par value at maturity, indicating a market discount.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices greater than their par value at maturity, indicating a market premium.  Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease.  Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

•

Credit risk is the risk an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security.  The OCC acts as guarantor and central counterparty with respect to the FLEX Options.  As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

•

Liquidity risk is the risk that the value of a security will fall in value if trading in the security is limited or absent.  No one can guarantee that a liquid secondary trading market will exist for the Options.  Trading in the Options may be less deep and liquid than certain other securities.  FLEX Options may be less liquid than certain non-customized options.  The sponsor expects that the trust will hold 10% or less of its net asset value in illiquid securities.  In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete.  In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price.  A less liquid trading market may adversely impact the value of the Options and your units.

•

It is not anticipated that there will be an existing market for options with the same customized terms as the Options and an active market may not be established.  Prior to the trust’s inception date, there has been no existing trading market for the Options.

•

The trust might not achieve its objective in certain circumstances.  Certain circumstances under which the trust might not achieve its objective are if the trust disposes of Options or Treasury Obligations, if the trust is unable to maintain the proportional relationship based on the number of Option contracts of the Options in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset, to pay unit redemptions or trust expenses or due to adverse tax law changes affecting treatment of the Options.

•

Under certain circumstances, current market prices may not be available with respect to the Options.  Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market.  This creates a risk of mispricing or improper valuation of the Options which could impact the value received or paid for units.

•

Creation of additional units subsequent to the initial deposit may alter the proportional relationship based on the number of Option contracts and Treasury Obligations in the portfolio.  If the trust is unable to maintain the proportional relationship between the Options and Treasury Obligations in the portfolio, it may be unable to achieve its objective.

•

We do not actively manage the portfolio.  Except in limited circumstances, the trust will hold, and continue to buy interests in the same securities even if their market value declines.

WHO SHOULD INVEST

You should consider this investment if you want:

•

to own securities representing interests in written and purchased put option contracts and U.S. Treasury obligations in a single investment.

•

the potential for a capped amount at termination based on the price performance of shares of the Reference Asset along with periodic payments of maturing U.S. Treasury obligation principal.

•

Exposure to the price performance of the Reference Asset which invests in securities of companies in emerging market countries ..

You should not consider this investment if you:

•

are uncomfortable with the risks of an unmanaged investment in written and purchased put option contracts and U.S. Treasury obligations.

•

are uncomfortable with exposure to the risks associated with the options.

•

are uncomfortable with exposure to the price performance of the Reference Asset which invests in securities of companies in emerging market countries.

•

are seeking unlimited capital appreciation potential and do not want potential returns capped ..

ESSENTIAL INFORMATION
Unit price at inception	[$10.00]
Principal Amount of Treasury Obligations per unit*	[$___]
Inception date	_______, 2013
Mandatory Termination date	_______, 2015
Distribution dates	10th day of [February, May, August and November]
Record dates	25th day of [February, May, August and November]
CUSIP Numbers
Standard Accounts
Fee Based Accounts
Minimum investment	$[1,000]/100 units
*As of ___________, 2013 and may vary thereafter.

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $[10.00] unit price.  Actual expenses may vary.

Sales Fee	As a % of Public Offering Price	Amount per 100 Units
Initial sales fee	[0.00%]	[$0.00]
Deferred sales fee	[0.__]	[0.__]
Creation & development fee	[0.__]	[0.__]
Maximum sales fee	[0. %]	[$ . ]
Estimated Organization Costs	[0. %]	[$ . ]

Annual Operating Expenses *	As a % of Net Assets	Amount per 100 Units
Trustee fee & expenses	[0.___%]	[$___]
Supervisory, evaluation and administration fees	[0._____]	[____]
Total	[0. %]	[$ . ]

On the trust’s inception date, the total sales fee equals ____% of the public offering price per unit (_____% deferred sales fee and ______% creation and development fee). During the initial offering period, the maximum sales fee is equal to the sum of the remaining deferred sales fee and the total creation and development fee. The maximum deferred sales fee is fixed at $______ per unit and is paid in ____ monthly installments beginning _______, 2013.  The maximum creation and development fee is fixed at $____ per unit and is paid at the end of the initial offering period (anticipated to be ________). The maximum sales fee is $_____ per unit. The maximum sales fee and its components will fluctuate as a percentage of the public offering price, provided that the maximum total sales fee will be capped so that it will not exceed ____% of the public offering price per unit. See “The Trust—How To Buy Units.” The trust will not impose an initial sales fee prior to assessment of the first deferred sales fee payment. If you purchase units after this time, you will also pay an initial sales fee equal to the difference between $___ per unit and the remaining deferred sales fee.

*The trust is responsible for the annual operating expenses. Matrix has contractually agreed, however, to waive certain of its fees and/or absorb expenses of the trust to ensure that the net annual fund operating expenses (excluding taxes and brokerage commissions, or extraordinary expenses such as litigation expenses) do not exceed [___] as a % of average daily net assets.

EXAMPLE

This example helps you compare the cost of this trust with other unit trusts and mutual funds.  In the example we assume that the expenses do not change and that the trust’s annual return is 5%.  Your actual returns and expenses will vary.  Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$
____ months (life of trust)	$

Convexcel SUITSM Periodic Payment Trigger Trust, Series 1

(Matrix Defined Trusts 19)

Portfolio

As of the trust inception date, ____________

Description of Options(1)	Strike Price as Percentage of Initial Reference Level	Percentage of Aggregate Offering Price	Number of Contracts	Market Value per Contract (2)	Market Value to Trust (2)
FLEX OPTIONS-__% (3)
Purchased Put Options-__%
[Purchased Put Options on on iShares MSCI Emerging Markets Index Fund, Expire __/__/2015 (6)]	[_____%]	_____%		$____	$______
Written Options-__%
[Written Put Options on on iShares MSCI Emerging Markets Index Fund, Expire __/__/2015 (6)]	[_____%]	_____%		$____	$______
TOTAL OPTIONS		_____%			$______

Name of Issuer and Title of Treasury Obligations (4)	Percentage of Aggregate Offering Price	Par Value	Market Value to Trust (2)
TREASURY OBLIGATIONS-__%
	_____%		$______

TOTAL TREASURY OBLIGATIONS	_____%		$______

TOTAL	_____%		$______

(1)

Securities are represented by contracts to purchase securities.

(2)

The value of FLEX Options® is based on the last quoted sale price for the Options where readily available and appropriate.  In cases where the Options were not traded on the valuation date or where the evaluator determines that market quotations are unavailable or inappropriate (e.g. due to infrequent transactions or thin trading), the value of the Options is based on the last asked or bid price in the over-the-counter market if available and appropriate.  During the initial offering period such determination for the Purchased Put Options is generally be on the basis of ask prices and for the Written Put Options is generally be on the basis of bid prices.  After the initial offering period ends, such determination for the Purchased Put Options will generally be on the basis of bid prices and for the Written Put Options will generally be on the basis of ask prices.

If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g. due to infrequent transactions or thin trading), each Option’s value is based on the evaluator good faith determination of the fair value of the Options at its reasonable discretion.  To determine the fair value of the Options, where available, the evaluator starts with values generated using the Chicago Board Options Exchange’s Customized Option Pricing Service (“COPS”) which generates valuations based on the average valuations of multiple market making contributors.  Where such values are not available through COPS, evaluator will use the OCC’s Flex Reports which are model-based valuations made available by OCC.  Where such values are not available and to assess the reasonableness of the above valuations, evaluator will generate our own model-based valuations of the Options, including using the Black-Scholes model for option valuation and use current market quotations and ask/bid prices for comparable listed options that are more actively traded.

The value of U.S. Treasury obligations is based on the current offering side evaluation as of the close of the New York Stock Exchange on the business day prior to the trust’s inception date.

Account Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust.  The framework under the standard is comprised of a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quote prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3:  Significant unobservable inputs that reflect on a trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investment as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Purchased Put Options	$______	$______	$____
Written Put Options	$______	$______	$____
Treasury Obligations	$______	$______	$____
Total	$______	$______	$____

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of securities to the trust) are $_______ and $______, respectively.

(3)

The Options can be exercised on the Option Expiration Date on [ July __, 2015].  Each Option entitles the holder thereof (i.e. the purchaser of the Option) to sell 100 shares of the Reference Asset at the strike price.

(4)

The Treasury Obligations are represented by contracts to purchase such securities the performance of which is secured by an irrevocable letter of credit. Contracts to acquire these securities were entered into on ____________, 2013, and have an expected settlement date of ____________, 2013.  A portion of the Treasury Obligations are pledged as collateral in order to secure the trust’s obligation to pay amounts payable by the trust on the Written Put Options in excess of the amounts receivable by the trust on the Purchased Put Options.

(5)

A Treasury Obligation marked with this note was issued at an original issue discount.

(6)

This is a non-income producing security.

The Trust

HYPOTHETICAL OPTION EXPIRATION EXAMPLES

The following table illustrates the payments on the Options and examples of hypothetical trust returns and losses for units held from the trust inception date to the scheduled mandatory termination date of the trust.  The amounts shown for the “Hypothetical Amount per Unit at Trust Termination” reflect amounts to be distributed at the trust’s mandatory termination date from the Options and maturing principal from the Treasury Obligations (which amounts do not represent a payment of interest from the Treasury Obligations but a principal payment) .. These amounts do not reflect the interest income (less trust expenses) , if any, from the Treasury Obligations which is intended to be distributed on a quarterly basis (which amounts will not be significant given the current interest rate environment) is nor the cash deposited in the trust which is equal to the estimated fees and organization costs of the trust.

The examples are based on various hypothetical levels of “Reference Asset Returns” (Reference Asset Closing Value/Initial Reference Level - 100%) over the life of the trust.   Reference Asset Returns represent the percentage increase or decrease of the price of the Reference Asset from the time on the trust’s inception date when the Option strike prices are set to the close of the market on the Option Expiration Date.

Negative amounts in the table below under “Payment on Written Put Option at Expiration per Unit” indicate a net payment to be made by the trust and positive amounts under “Payment on Purchased Call Option at Expiration per Unit” indicate a payment to be received by the trust.  Negative values under “Hypothetical Return for Trust” indicate a loss on the units.  The table below is a hypothetical illustration of the mathematical principles underlying the trust’s investment strategy. Estimated sales fees and organization costs are intended to be paid from an amount of cash to be deposited at the trust’s inception.  Trust expenses are intended to be paid from interest income received from the Treasury Obligations.  The illustration does not predict or project the performance of units, the trust or the trust’s investment strategy. For an explanation of the Option computations, please refer to the discussion under “Principal Investment Strategy”.

The amount shown in the table below under “Principal from Treasury Obligations Per Unit” is the principal amount of the Treasury Obligations per trust unit which will be received to the trust and paid to investors at various points during the life of the trust ..  The amount shown under “Hypothetical Amount per Unit” is the sum of the “Payment on Written Call Option at Expiration Per Unit”, “Payment on Purchased Call Options at Expiration Per Unit” and “Principal from Treasury Obligations Per Unit”.  The amount shown under “Hypothetical Termination Date Return for Trust” is the “Hypothetical Amount per Unit” divided by the public offering price per unit of [$10.00] at inception.  Amounts are rounded for ease of understanding.  The actual amounts that you receive or actual losses that you experience may vary from these estimates with changes in expenses or a change in the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts and Treasury Obligations.

Hypothetical Reference Asset Return	Payment on Written Call Options at Expiration Per Unit	+	Payment on Purchased Call Options at Expiration Per Unit	+	Principal from Treasury Obligations Per Unit	=	Hypothetical Amount per Unit	Hypothetical Return for Trust (Negative Amounts Indicate Losses)
50.0%	[$0]	+	[$0]	+	[$ 10.875 ]	=	[$ 10.875 ]	[ 8.75%]
40.0%	[$0]	+	[$0]	+	[$ 10.875 ]	=	[$ 10.875 ]	[ 8.75%]
30.0%	[$0]	+	[$0]	+	[$ 10.875 ]	=	[$ 10.875 ]	[ 8.75%]
20.0%	[$0]	+	[$0]	+	[$ 10.875 ]	=	[$ 10.875 ]	[ 8.75%]
10.0%	[$0]	+	[$0]	+	[$ 10.875 ]	=	[$ 10.875 ]	[ 8.75%]
0.0%	[$0]	+	[$0]	+	[$ 10.875 ]	=	[$ 10.875 ]	[ 8.75%]
-10.0%	[$0]	+	[$0]	+	[$ 10.875 ]	=	[$ 10.875 ]	[ 8.75%]
-20.0%	[$0]	+	[$0]	+	[$ 10.875 ]	=	[$ 10.875 ]	[ 8.75%]
-30.0%	[-$21]	+	[$18]	+	[$ 10.875 ]	=	[$ 7.875 ]	[- 21.25%]
-40.0%	[-$42]	+	[$38]	+	[$ 10.875 ]	=	[$ 6.875 ]	[- 31.25%]
-50.0%	[-$63]	+	[$58]	+	[$ 10.875 ]	=	[$ 5.875 ]	[- 41.25%]
-60.0%	[-$84]	+	[$78]	+	[$ 10.875 ]	=	[$ 4.875 ]	[- 51.25%]
-70.0%	[-$105]	+	[$98]	+	[$ 10.875 ]	=	[$ 3.875 ]	[- 61.25%]
-80.0%	[-$126]	+	[$118]	+	[$ 10.875 ]	=	[$ 2.875 ]	[- 71.25%]
-90.0%	[-$147]	+	[$138]	+	[$ 10.875 ]	=	[$ 1.875 ]	[- 81.25%]
-100.0%	[-$168]	+	[$158]	+	[$ 10.875 ]	=	[$ 0.875 ]	[- 91.25%]

The table above is provided for illustrative purposes only and is hypothetical.  The public offering price per unit at inception is [$10.00] so only Hypothetical Amount  per Unit levels over [$10.00] represent a positive return on your investment for units purchased at the initial offering price per unit.  Amounts below [$10.00] per unit for units purchased at the initial offering price per unit represent a loss on your investment.   It does not purport to be representative of every possible scenario concerning increases or decreases in the price of shares of the Reference Asset. No one can predict the Reference Asset Closing Level. The assumptions made in connection with the examples may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset or the return on trust units.  If the trust is unable to maintain the proportional relationship between the Options and Treasury Obligations in the portfolio based on the number of Option contracts and Treasury Obligations, it will not be able to generate the “Hypothetical Return for Trust” levels shown above or achieve its objective.  A failure to maintain the proportional relationship between the Options based on the number of Option contracts in the portfolio may result in lower or higher returns or losses than the Hypothetical Return for Trust and may increase the level of risk of an investment in trust units.  Investors may lose some or all of their investment.

These examples do not attempt to present all possible payments, returns or losses at expiration of the Options or termination of the trust and do not present any projection of actual trust performance. These examples are merely intended to illustrate the operation of the Options at the scheduled expiration and the amount on the Options and maturity proceeds from

Treasury Obligations per unit that the trust would receive or pay in certain situations at the scheduled expiration of the Options and maturity dates of the Treasury Obligations.  These examples also illustrate how the returns on the trust from the Options, Treasury Obligations and cash vary depending on the performance of the Reference Asset.

For example, if the Hypothetical Reference Asset Return was [20%], then:

•

at the trust’s mandatory termination date, the trust would receive a net payment on the Options and Termination Date Treasury Obligations of approximately [$10.00] per unit consisting of:

o

no payment being made with respect to the Written Put Options or Purchased Put Options as they would expire worthless, and

o

principal from the maturing Termination Date Treasury Obligations of [$10.00 per unit], and

o

the hypothetical termination date return for the trust would be [0%].

•

approximately [$0] cash per unit would remain after paying sales fees and organization costs.

•

[$0.875] per unit would be distributed over the life of the trust in quarterly payments from maturing principal from the Laddered Treasury Obligations.

•

interest income (less trust expenses), if any, distributed on a quarterly basis from the Treasury Obligations (which amounts will not be significant given the current interest rate environment)

Or, if the Hypothetical Reference Asset Return was [-20.5%], then over the life of the trust:

•

at the trust’s mandatory termination date, the trust would receive a net payment on the Options and Termination Date Treasury Obligations of approximately [$8.95] per unit consisting of:

o

the trust making a payment of [$1.05] on the Written Put Option;

o

no payment being made with respect to the Purchased Put Options as they would expire worthless, and

o

principal from the maturing Termination Date Treasury Obligations of [$10.00 per unit], and

o

the hypothetical termination date return for the trust would be [-10.5%].

•

approximately [$0] cash per unit would remain after paying sales fees and organization costs.

•

[$0.875] per unit would be distributed over the life of the trust in quarterly payments from maturing principal from the Laddered Treasury Obligations.

•

interest income (less trust expenses), if any, distributed on a quarterly basis from the Treasury Obligations (which amounts will not be significant given the current interest rate environment)

Or, if the Hypothetical Reference Asset Return was [-40%], then over the life of the trust:

•

at the trust’s mandatory termination date, the trust would receive a net payment on the Options and Termination Date Treasury Obligations of approximately [$6.00] per unit consisting of:

o

the trust making a payment of [$42.00] on the Written Put Option;

o

the trust receiving a payment of [$38.00] on the Purchased Put Option, and

o

principal from the maturing Termination Date Treasury Obligations of [$10.00 per unit], and

o

the hypothetical termination date return for the trust would be [-40%].

•

approximately [$0] cash per unit would remain after paying trust sales fees and organization costs.

•

[$0.875] per unit would be distributed over the life of the trust in quarterly payments from maturing principal from the Laddered Treasury Obligations ..

•

interest income ( less trust expenses ), if any, distributed on a quarterly basis from the Treasury Obligations (which amounts will not be significant given the current interest rate environment) ..

These examples assume that the units were purchased at the trust’s inception and held until the Termination Date, that the Options are held by the trust to the Option Expiration Date on [ July __, 2015].

These examples do not show the past performance of the Reference Asset or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the Reference Asset, the Options or the trust’s units. The examples only illustrate payments related to the Options at the scheduled Option expiration and hypothetical performance of the trust’s assets. You may realize a return or loss that is higher or lower than the intended returns or losses as a result of redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options or Treasury Obligations based on the number of Option contracts and Treasury Obligations in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset, or increases in potential tax-related expenses and other expenses of the trust above estimated levels.

REFERENCE ASSET PAST PERFORMANCE

We obtained the historical trading price information about the Reference Asset in the chart and the graph below from publicly available sources.  We have not independently verified the accuracy or completeness of the information obtained from publicly available sources.

The historical prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Reference Asset Closing Value.  We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

The following table sets forth the high and low closing prices of the Reference Asset, as well as end-of-quarter closing prices, during the periods indicated below.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

The following graph sets forth the historical performance of the Reference Asset based on the daily closing prices from [May 1, 2003] through [ July 31, 2013].  The closing price of the Reference Asset on [ July 31, 2013] was [$ 39.01 ].

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

HOW TO BUY UNITS

You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional.  Unit prices are available daily on the Internet at www. ___________ ..com.  The public offering price of units includes:

•

the net asset value per unit plus,

•

cash to pay organization costs, plus

•

cash to pay sales fee, plus

•

accrued interest, if any.

The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. In calculating the net asset value per unit, the value of the Written Put Options and Treasury Obligations are netted against the value of the cash and Purchased Put Options.  We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals that have executed selling agreements with the sponsor receive your order after that time or if orders are received by such persons and are not transmitted to us in a timely manner, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit purchase orders.  Units of the trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trust.

Value of the Securities.  We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open.

We generally seek to determine the value of the Options using the last quoted sale price for the Options where readily available and appropriate.  In cases where the Options were not traded on the valuation date or where we determine that market quotations are unavailable or inappropriate (e.g. due to infrequent transactions or thin trading), we will generally value the Options based on the last asked or bid price in the over-the-counter market if available and appropriate.  During the initial offering period such determination for the Purchased Put Options will generally be on the basis of ask prices and for the Written Put Options will generally be on the basis of bid prices.  After the initial offering period ends, such determination for the Purchased Put Options will generally be on the basis of bid prices and for the Written Put Options will generally be on the basis of ask prices.

If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g. due to infrequent transactions or thin trading), we will determine each Option’s value based on our good faith determination of the fair value of the Options at our reasonable discretion.  To determine the fair value of the Options, where available, we will start with values generated using the Chicago Board Options Exchange’s Customized Option Pricing Service (“COPS”) which generates valuations based on the average valuations of multiple market making contributors.  Where such values are not available through COPS, we will use the OCC’s Flex Reports which are model-based valuations made available by OCC.  Where such values are not available and to assess the reasonableness of the above valuations, we will generate our own model-based valuations of the Options, including using the Black-Scholes model for option valuation and using current market quotations and ask/bid prices for comparable listed options that are more actively traded.

The ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current ask side evaluation and bid side evaluation of the Options.

We generally determine the value of the Treasury Obligations during the initial offering period based on the aggregate offering side evaluations of the Treasury Obligations determined (a) on the basis of current offering prices of the Treasury Obligations, (b) if offering prices are not available for any particular Treasury Obligation, on the basis of current offering prices for comparable securities, (c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal, or (d) by any combination of the above.  After the initial offering period ends, we generally determine the value of the Treasury Obligations and Options as described above based on the bid side evaluations rather than the offering side evaluations. The offering side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the offering side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the Treasury Obligations.

We determined the initial prices of the securities shown under “Portfolio” in this prospectus on the date of this prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Securities and Exchange Commission becomes effective.

Organization Costs.  During the initial offering period, part of the public offering price of the units represents an amount of cash deposited to pay the costs of creating your trust.  These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit.  Your trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier.  The value of your units will decline when your trust pays these costs.

Accrued Interest.  Accrued interest represents unpaid interest on a Treasury Obligation from the last day it paid interest. Accrued interest on the trust units consists of two elements. The first element arises as a result of accrued interest which is the accumulation of unpaid interest on Treasury Obligation in the trust from the last day on which interest was paid on the Treasury Obligations. Interest on the Treasury Obligation is generally paid semi-annually, although the trust accrues such interest daily. Because your trust always has an amount of interest earned but not yet collected, the public offering price of units will have added to it the proportionate share of accrued interest to the date of settlement. The second element of accrued interest arises because of the structure of the trust’s interest account. The trustee has no cash for distribution to unitholders until it receives interest payments on the Treasury Obligations in the trust and may be required to advance its own funds to make trust interest distributions. As a result, interest account balances are established to limit the need for the trustee to advance funds in connection with such interest distributions. If you sell or redeem your units you will be entitled to receive your proportionate share of the accrued interest from the purchaser of your units.

Transactional Sales Fee.  You pay a fee in connection with purchasing units. We refer to this fee as the “transactional sales fee.” Until the first deferred sales fee payment is assessed, the transactional sales fee has only a deferred component that is a fixed dollar amount and equals $____ per unit.  At a public offering price of $10 per unit, the deferred sales fee will equal _____% of the public offering price per unit. If the public offering price per unit exceeds $10, the deferred sales fee will be less than ____%. If the public offering price per unit is less than $10, the deferred sales fee will exceed ____%, however, the maximum total sales fee is capped and in no event will the total sales fee exceed ____% of the public offering price per unit for any investor. If applicable, the sales fee cap would be implemented by the sponsor foregoing collection of deferred sales fee and/or creation and development fee payments from all unitholders to the extent necessary to ensure that no purchaser is assessed a total sales fee in excess of ____% of their public offering price per unit. The sponsor currently intends to suspend or terminate the offering of units if this were to occur. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under “Expenses.”

Your trust pays the deferred sales fee in equal monthly installments as described under the “Fee Table” in this prospectus.  If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sales of your units.

The trust will not impose an initial sales fee prior to assessment of the first deferred sales fee payment. However, if you purchase units of the trust after the first deferred sales fee payment has been assessed, the transactional sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments. In this case, you pay the initial sales fee at the time you buy units. This initial sales fee is equal to the difference between $_____ per unit and the remaining deferred sales fee.

Minimum Purchase.  The minimum amount you can purchase of the trust appears under “Essential Information”, but such amounts may vary depending on your selling firm.

Reducing Your Sales Fee.  We offer a way for you to reduce the fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with the Fee Account CUSIP number, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

Initial sales fee

0.00%

Deferred sales fee

0.00%

Transactional sales fee

0.00%

Creation and development fee

0.[  ]%

Total sales fee

0.[  ]%

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

Retirement Accounts.  The portfolio may be suitable for purchase in tax-advantaged retirement accounts.  You should contact your financial professional about the accounts offered and any additional fees imposed.

HOW TO SELL YOUR UNITS

You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the trustee of your trust.  Unit prices are available daily on the internet at www. ____________ ..com or through your financial professional.  The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period.  The sale and redemption price is sometimes referred to as the “liquidation price.”  You pay any remaining deferred sales fee when you sell or redeem your units.  Certain broker-dealers , custodians or other processing organizations may charge a transaction or other fee for processing unit redemption or sale requests.

Redeeming Units.  You may redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units prior to collection. You will pay any remaining deferred sales fee at the time you redeem units.  You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days).  The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

If the sponsor receives an in-kind distribution, the trust agreement provides that (1) an it will receive its proportionate share of the trust’s current net asset value (as all redeeming unitholders are entitled to receive), (2) the assets transferred are valued in the same manner as they are valued for computing the net asset value, (3) neither it nor any other party with a pecuniary incentive to influence the transfer or distribution may select or influence the selection of the transferred assets, (4) the trust must distribute its proportionate share of every asset in the trust’s portfolio with limited exceptions if the unitholder is not an affiliate of the trustee, (5) the transfer or distribution cannot favor the sponsor to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each transfer or distribution.

Selling Units.  We may maintain a secondary market for units.  This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period.  We may then resell the units to other investors at the public offering price or redeem them for the redemption price.  Our secondary market repurchase price is the same as the redemption price.  Certain broker-dealers might also maintain a secondary market in units.  You should contact your financial professional for current repurchase prices to determine the best price available.  We may discontinue our secondary market at any time without notice.  Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

DISTRIBUTIONS

Distributions.  Your trust generally pays distributions of its net investment income along with any available principal paid on the securities on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under “Essential Information” in the “Investment Summary” section of this prospectus.  In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution.  Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.  The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

Interest received by your trust, including that part of the proceeds of any disposition of securities which represents accrued interest, is credited by the trustee to your trust’s “interest account”. Other receipts are credited to the “principal account”. After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, interest received will be distributed on each distribution date to unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the principal account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $0.01 per unit. Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

In order to acquire the Treasury Obligations, it may be necessary for the sponsor or trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the sponsor on the trust’s inception date. This cash may exceed the interest which would accrue to the first settlement date. The trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds.

Reports.  The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution.  Each year the trustee will also provide an annual report on your trust’s activity and certain tax information.  You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

INVESTMENT RISKS

All investments involve risk.  This section describes the main risks that can impact the value of the securities in your portfolio.  You should understand these risks before you invest.  If the value of the securities falls, the value of your units will also fall.  We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

Market risk is the risk that the value of the securities in your trust will fluctuate.  This could cause the value of your units to fall below your original purchase price.  Market value fluctuates in response to various factors.  These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security.  While the Options are individually related to the price performance of the Reference Asset, the return on the Options depends on the price of shares of the Reference Asset at the Option Expiration Date.  The Option Expiration Date is [ July __, 2015].  Even though we supervise your portfolio, you should remember that we do not manage your portfolio.  Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

Options risk.  The value of the Options will be affected by changes in the price of the Reference Asset, the value of the Underlying Index and its underlying securities, changes in interest rates, changes in the actual and perceived volatility of the stock market and the Reference Asset, Underlying Index and the underlying securities and the remaining time to the Option Expiration Date.  The value of the Options does not increase and decrease at the same rate as the price of shares of the Reference Asset (although they generally move in the same direction).  However, as an Option approaches its expiration date, its value increasingly moves with the value of the Underlying Index.  The value of the Written Put Options reduces the value of your units.  The Written Put Options create an obligation to potentially make a payment in contrast to the Purchased Put Options which create an obligation to potentially receive a payment.  As the value of the Written Put Option contracts increases, it has a negative impact on the value of your units.  When the trust buys option contracts, the value of your units increases, but if the value of these options contracts decreases, it has a negative impact on the value of your units.  The trust may experience substantial downside from specific option contracts positions and option contract positions may expire worthless.

Treasury Obligations risk.  Treasury Obligations are direct obligations of the United States that are backed by the full faith and credit of the United States.  The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices lower than their par value at maturity, indicating a market discount.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices greater than their par value at maturity, indicating a market premium.  Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease.  Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

Underlying Reference Asset performance and equity risk.  The Options contracts represent indirect positions in the Reference Asset and are subject to changes in value as the price of shares of the Reference Asset rises or falls.  The settlement value of the Options is based on the Reference Asset Closing Value on the Option Expiration Date, and will be substantially determined by market conditions and the price of shares of the Reference Asset, the value of the Underlying Index and the value of securities comprising the Underlying Index as of such time.  The value of the Reference Asset will fluctuate over time based on changes in the value of the stocks held by the Reference Asset which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates and the supply and demand for stocks issued by companies in emerging markets countries.  The value of the trust does not appreciate due to dividend payments by the Reference Asset.  The trust seeks to provide target returns on the price performance of the Reference Asset.

The Underlying Index consists primarily of stocks of companies issued by companies in emerging markets countries.  Securities issued by companies in emerging markets may be subject to a greater risk of loss than investments in more developed markets.   Securities issued by companies in emerging markets also generally experience heightened levels of price volatility.   Emerging markets may be more likely to experience inflation risk, political turmoil and rapid changes in economic conditions than more developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, unreliable securities valuation and greater risk associated with custody of securities.

Emerging Markets Risk.  The Reference Asset invests primarily in securities issued by entities located in emerging markets countries. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described below are heightened by investing in emerging markets countries ..  Securities issued by companies in emerging markets also generally experience heightened levels of price volatility ..

Foreign Issuer Risk.  The Reference Asset invests primarily in securities issued by foreign companies which exposes the Reference Asset and the trust to additional risks that differ from an investment exclusively in domestic stocks.  These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities.  These securities also provide exposure to fluctuations in exchange rates between the U.S. dollar and foreign currencies that may negatively affect the value of shares of the Reference Asset.  Foreign securities involve the risk that information about the securities is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards.  In addition, some foreign securities markets are less liquid than U.S. markets.  This could cause the Reference Asset to buy securities at a higher price or sell securities at a lower price than would be the case in a highly liquid market.  Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.

Credit risk.  An issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security.  The OCC guarantor and central counterparty with respect to the FLEX Options.  As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

Capped upside.  The target return for units purchased on the trust’s inception date and held for the life of the trust is based on the price performance of the Reference Asset and is subject to a capped amount of [$10.875] per trust unit and may be less than the price performance of the Reference Asset.   Even if there are significant increases in the price performance of the Reference Asset, the amounts you may receive is capped at [$10.875] per trust unit.   You may experience significant losses on their investment up to a total loss on your investment if the price of shares of the Reference Asset declines by more than the Trigger Amount.  You may realize a return that is higher or lower than the intended returns or losses as a result of redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts of or Treasury Obligations in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset, or increases in potential tax-related expenses and other expenses of the trust above estimated levels.

Exchange Traded Funds.  The Options reference the price performance of the Reference Asset, which is an exchange traded fund.  Shares of ETFs frequently trade at a discount from their net asset value in the secondary market.  This risk is separate and distinct from the risk that the net asset value of fund shares may decrease.  The amount of such discount from net asset value is subject to change from time to time in response to various factors.  ETFs are subject to the risk of an inability to meet the ETF’s investment objective.  The Options reference the price performance of the Reference Asset which is adversely impacted by its operating expenses.  ETFs also face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the ETF’s target index, known as “tracking error”.  This can happen due to transaction costs, market impact, corporate actions (mergers and spin-offs) and timing variances.

Legislation risk.  Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future.  Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust.  In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities.  No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk.  The trust intends to treat any income it may derive from the Options as “qualifying income” under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to “regulated investment companies” (“RICs”), based on language in the Code.  In addition, based upon language in the legislative history, the trust intends to treat the issuer of the Options as the Reference Asset, which, assuming the Reference Asset qualifies as a RIC, would allow the trust to qualify for special rules in the RIC diversification requirements.  If the income is not qualifying income or the issuer of the Options is not appropriately the Reference Asset, the trust could loose its own status as a RIC.

The Reference Asset may be classified as a RIC for federal income tax purposes but may have significant exposure to commodities and other derivative products.  RICs are required to meet certain income and diversifications tests in order to avoid federal income tax at the RIC level.  Most commodity income will not be qualifying income for a RIC for such purposes.  Derivative income may or may not be qualifying income depending upon whether the income relates to the RIC’s business of investing in securities.  The trust has not reviewed the assets or income of the underlying RICs.  If a RIC in the trust’s portfolio does not meet the RIC qualification tests, the RIC would be taxed as a C corporation and returns from that entity would be on an after-tax basis.  If the Reference Asset is not classified as a RIC, the manner in which the Options are treated for the purposes of the trust’s diversification tests may change, and, in certain circumstances, the trust could loose its own RIC status.

The trust is investing in offsetting positions in regard to the Reference Asset.  The result of the offsetting positions is that the trust may recognize little or no long term capital gain income even if the trust holds its positions for more than the long-term capital gain holding period.  Because of the loss of long-term capital gains from portfolio investments, in some factual circumstances investors could have a lower after-tax return from investing in the trust than investing directly in the Reference Asset.

The trust may have significant exposure to the Options on the Reference Asset.  Although the Options are documented as options, there other derivative contracts that may be economically identical or substantially similar that have significantly different tax treatment.  For example, if the options were collapsed into a single contract the options may be treated as a notional principal contract under proposed regulations.  The proposed regulations would require the trust to recognize income periodically over the term of the contracts if the contracts were notional principal contracts.  Also, option premiums are not taken into income under current law until the option lapses or is exercised.  If the Options were recharacterized, there may be a requirement to recognize the option premiums immediately upon receipt.  Since the trust is not planning on including income from the contract periodically over the life of the contract or including the option premiums in income, a recharacterization could affect the ability of the trust to meet certain RIC qualification tests.

If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed.  In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions.  This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns.  In such event, the trust’s sponsor may determine to reorganize or close the trust or materially change the trust’s investment objective and strategies.

The options included in the portfolio are exchange traded options. Under Section 1256 of the Code, certain types of options are required to be treated as if they were sold at the end of each year. Such treatment would cause the trust to have taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. Although the trust does not believe the options are subject to the 1256 rules, if it were later determined that the options were subject to the 1256 rules the trust may retroactively lose its RIC qualification and be taxed as a C corporation.

In the event that the trust fails to qualify as a RIC, the trust will promptly notify shareholders of the implications of that failure.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index.  No one can predict whether implied volatility will rise or fall in the future.

Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent.  No one can guarantee that a liquid secondary trading market will exist for the securities.  Trading in the Options may be less deep and liquid than certain other securities.  FLEX Options may be less liquid than certain non-customized options.  The sponsor expects that the trust will hold 10% or less of its net asset value in illiquid securities.  In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete.  In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price.  A less liquid trading market may adversely impact the value of the Options and your units.  It is not anticipated that there will be an existing market for options with the exact customized terms as the Options and an active market may not be established.  Prior to the trust’s inception date, there has been no existing trading market for the Options.

Valuation Risk.  Under certain circumstances, current market prices may not be available with respect to the Options.  Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market.  This creates a risk of mispricing or improper valuation of the Options which could impact the valuation of units.

Potential for loss of initial investment.  The trust does not provide principal protection and you may not receive a return of the capital you invest.

No FDIC guarantee.  An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

TRUST ADMINISTRATION

Your Trust.  Your trust is a unit investment trust registered under the Investment Company Act of 1940.  We created the trust under a trust agreement between Matrix Capital Group, Inc.  (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).  To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.  Each unit represents an undivided interest in the assets of your trust.  These units remain outstanding until redeemed or until your trust terminates.  As of the time the unit price is determined on the trust’s inception date, where the trust’s sponsor is the only unitholder, the number of units may be adjusted so that the public offering price per unit equals $10.  The number of units and fractional interest of each unit in the trust will increase or decrease to the extent of any adjustment.  This may impact the proportional relationship of the Options based on the number of Option contracts and impact the trust’s ability to achieve the investment objective.

Changing Your Portfolio.  Your trust is not a managed fund.  Unlike a managed fund, we designed your portfolio to remain relatively fixed.  The sponsor expects that the trust will hold 10% or less of its net asset value in illiquid securities.  Your trust will generally buy and sell securities:

•

to pay expenses in the event there is no cash to pay such expenses,

•

to issue additional units or redeem units,

•

in limited circumstances to protect the trust,

•

to make required distributions or avoid imposition of taxes on the trust, or

•

as permitted by the trust agreement.

When your trust sells securities, the composition and diversity of the securities in the portfolio may be altered.  If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement.  The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to your trust.  In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in your trust on the trust’s inception date.  The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company. When your trust buys securities, it may pay brokerage or other acquisition fees.

We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

This may impact the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts and Treasury Obligations and impact the trust’s ability to achieve the investment objective.

Amending the Trust Agreement.  The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee).  We cannot change this agreement to reduce your interest in your trust without your consent.  Investors owning two-thirds of the units in your trust may vote to change this agreement.

Termination of Your Trust.  Your trust will terminate on the termination date set forth under “Essential Information” for the trust.  The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit.  At this size, the expenses of your trust may create an undue burden on your investment.  Investors owning two-thirds of the units in your trust may also vote to terminate the trust early.  The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust.  If this happens, we will refund any sales fee that you paid.

The trustee will notify you of any termination and sell any remaining securities.  Beginning nine business days prior to, but no later than, the scheduled termination date, the trustee may begin to liquidate all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust.  The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses.  Your termination distribution may be less than the price you originally paid for your units.  The Options are intended to be liquidated as of the close of market on the Option Expiration Date rather than be exercised according to the Options’ terms in order to avoid having the trust receive shares of the Reference Asset or be obligated to deliver shares of the Reference Asset.

The Sponsor.  The sponsor of the trust is Matrix Capital Group, Inc. acting through its Matrix Defined Trusts division.  The sponsor is the principal underwriter of the trust.  Matrix is registered under the Securities Exchange Act of 1934 as a broker-dealer.  Matrix is organized as a corporation under the laws of the State of New York.  Matrix is a member of the Financial Industry Regulatory Authority, Inc.  Matrix provides brokerage services to institutions, investment advisers, high net worth individuals and proprietary retail clients.  The principal office of Matrix is 420 Lexington Avenue, Suite 601, New York, New York 10170. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions.  The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

The Trustee.  The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office.  We may remove and replace the trustee in some cases without your consent.  The trustee may also resign by notifying us and investors.

Portfolio Consultant.  For its service as portfolio consultant, the sponsor will pay Convexcel a fee.  While the sponsor is responsible for supervising the trust’s portfolio, neither the sponsor nor the Convexcel manage the trust.  Convexcel will not make any determinations regarding the trust or the trust’s portfolio after the trust’s inception date.  All such determinations will be made by the sponsor.

Convexcel is not an affiliate of the sponsor. Certain employees of Convexcel are registered broker-dealer representatives of Matrix Capital Group, Inc.  The portfolio consultant may use the list of securities included in the trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities.  The portfolio consultant may recommend or effect transactions in the securities included in your trust.  This may have an adverse effect on the prices of the securities included in your trust.  This also may have an impact on the price your trust pays for the securities and the price received upon unit redemptions or trust termination. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in your trust.  The portfolio consultant’s research department may receive compensation based on commissions generated by research and/or sales of units.

You should note that the selection criteria was applied to the securities for inclusion in your trust prior to the trust’s inception date.  After this time, the securities included in your trust may no longer meet the selection criteria.  Should a security no longer meet the selection criteria, we will generally not remove the security from your trust.  In offering the units to the public, neither the sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your trust, taken as a whole, which are represented by the units.

DISTRIBUTION OF UNITS

We sell units to the public through broker-dealers and other firms.  We pay part of the sales fee to these distribution firms when they sell units.  The distribution fee per unit (the broker-dealer concession or agency commission) for broker-dealers firms is [____%].  We apply this concession or agency commission as a percent of the public offering price per unit at the time of transaction.  We reserve the right to change the amount of concessions or agency commissions from time to time.  No concession or agency commission is paid to broker-dealers , investment advisers or other selling firms in connection with unit sales in Fee Accounts that charge a Wrap Fee.

Accounts that charge a Wrap Fee ..  Certain investors in such accounts may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the U.S.  We do not register units for sale in any foreign country.  This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully.  We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices.  The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them.  We may also gain or lose money when we deposit securities to create units.  The amount of our profit or loss on the initial deposit of securities into your trust is shown in the “Notes to Portfolio” for the trust.

TAXES

This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust.  This section is current as of the date of this prospectus.  Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers.  For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances.  In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the sponsor.  The Internal Revenue Service could disagree with any conclusions set forth in this section.  In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the trust.  This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.  The trust has elected to be taxed as a RIC and intends to meet all requirements that are necessary for it to be relieved of federal taxes on income and gains it distributes to unitholders.  As a RIC, the trust will not be subject to federal income tax on the portion of its net investment income (i.e., its investment company taxable income, as that term is defined in the Code, without regard to the deduction for dividends paid) and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) that it distributes to unitholders, provided that it distributes at least 90% of  its net investment income for the year (the “Distribution Requirement”) and satisfies certain other requirements of the Code that are described below.  The trust also intends to make such distributions as are necessary to avoid the otherwise applicable 4% non-deductible excise tax on certain undistributed earnings.

In addition to satisfying the Distribution Requirement, the trust must derive at least 90% of its gross income from (1) dividends, interest, certain payments with respect to loans of stock and securities, gains from the sale or disposition of stock, securities or foreign currencies and other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (2) net income derived from an interest in “qualified publicly traded partnerships” (as such term is defined in the Code).  The trust must also satisfy an asset diversification test in order to qualify as a RIC (the “Diversification Requirement”).  Under this test, at the close of each quarter of the trust’s taxable year, (1) 50% or more of the value of the trust’s assets must be represented by cash, United States government securities, securities of other RICs, and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the trust’s assets and 10% of the outstanding voting securities of such issuer and

(2) not more than 25% of the value of the trust’s assets may be invested in securities of (x) any one issuer (other than U.S. government securities or securities of other RICs), or of two or more issuers which the fund controls and which are engaged in the same, similar or related trades or businesses or (y) in the securities of one or more "qualified publicly traded partnerships" (as such term is defined in the Code).

As described in greater detail under “The Trust—Investment Risks—Risks”, the trust’s exposure to the Options raises some issues in regard to the trusts ability to qualify as a RIC that are not free from doubt.  If the Options are recharacterized or the treatment of the Options changes, the trust may fail either or both of the Distribution Requirement or the Diversification Requirement.  The trust believes that it does qualify as a RIC and intends to file consistently with that position.  However, the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed.  In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions.  This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns.  In such event, the trust’s sponsor may determine to reorganize or close the trust or materially change the trust’s investment objective and strategies.

Distributions.  Trust distributions are generally taxable.  Ordinary income distributions are generally taxed at your ordinary tax rate.  In addition, the trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you.  The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional shares or receive them in cash.  The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any.  The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.  Under the “Health Care and Education Reconciliation Act of 2010,” income from the trust may also be subject to a new 3.8% “Medicare tax” imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Sale or Redemption of Units.  If you sell or redeem your units, you will generally recognize a taxable gain or loss.  To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction.  Your tax basis in your units is generally equal to the cost of your units, generally including sales fees.  In some cases, however, you may have to adjust your tax basis after you purchase your units.  The information statement you receive in regard to the sale or redemption of your units may contain information about your basis in the units and whether any gain or loss recognized by you should be considered long term or short term capital gain. The information reported to you is based upon rules that do not take into consideration all facts that may be known to you or your advisors. You should consult with your tax advisors about any adjustments that may need to be made to the information reported to you.

A unitholder will recognize gain or loss on the sale of units in an amount equal to the difference between the proceeds of the sale and the unit holder’s adjusted tax basis in the units. The sponsor has the right, but not the obligation, to purchase units for a cash amount equal to the current redemption price from any unit holder that opts to have its units redeemed.

All or a portion of any loss so recognized may be disallowed if the unit holder acquires other units within a period of 61 days beginning 30 days before such disposition, such as pursuant to reinvestment of a dividend in units.

Subject to the risks described in “The Trust—Investment Risks—Risks”, in general, any gain or loss arising from (or treated as arising from) the sale or redemption of units will be considered capital gain or loss and will be long-term capital gain or loss if the units were held for more than one year. However, any capital loss arising from the sale or redemption of units held for six months or less will be treated as a long-term capital loss to the extent of the amount of any capital gain dividends received on (or undistributed capital gains credited with respect to) such units. Capital gain of a noncorporate U.S. unit holder is generally taxed at a maximum rate of 20% where the property is held by the unit holder for more than one year. Capital gain of a corporate unit holder is taxed at the same rate as ordinary income.

Capital Gains and Losses.  If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20%  for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets.  Capital gains from the sale of shares may also be subject to the “Medicare tax” described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year.  Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less.  You must exclude the date you purchase your shares to determine your holding period.  The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income.  The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Exchanges.  If you elect to have your proceeds from your trust rolled over into a future series of the trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses.  Expenses incurred and deducted by your trust will generally not be treated as income taxable to you.  In some cases, however, you may be required to treat your portion of these trust expenses as income.  In these cases you may be able to take a deduction for these expenses.  However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income.  Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Foreign Investors.  If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the trust will be characterized as dividends for federal income tax purposes (other than dividends which the trust designates as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below.  However, distributions received by a foreign investor from the trust that are properly designated by the trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the trust makes certain elections and certain other conditions are met.  In the case of dividends with respect to taxable years of the trust beginning prior to 2014, distributions from the trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met.  In addition, distributions after December 31, 2013 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners.  Dispositions of units by such persons may be subject to such withholding after December 31, 2016.  You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

EXPENSES

Your trust will pay various expenses to conduct its operations.  The “Fee Table” shows the estimated amount of these expenses.

The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $____ per unit. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

Your trust will pay a fee to the trustee for its services.  The trustee also benefits when it holds cash for your trust in non-interest bearing accounts.  Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services.  Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

Your trust will pay its general operating expenses.  Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions.  Your trust may pay the costs of updating its registration statement each year.  The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

The sponsor will also pay a licensing fee paid to Convexcel for the use of trademarks, trade names or other intellectual property owned or licensed by Convexcel.

The trust is responsible for the annual operating expenses including the fee to the trustee, general operating expenses and licensing fees. Matrix has contractually agreed, however, to waive certain of its fees and/or absorb expenses of the trust to ensure that the net annual fund operating expenses (excluding taxes and brokerage commissions, or extraordinary expenses such as litigation expenses) do not exceed [___] as a % of average daily net assets.

EXPERTS

Legal Matters.  Chapman and Cutler LLP acts as counsel for the trust. Dorsey & Whitney LLP acts as counsel for the trustee.

Independent Registered Public Accounting Firm.  Grant Thornton LLP, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

ADDITIONAL INFORMATION

This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission.  The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust.  You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus.  This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

Report of Independent Registered Public Accounting Firm

Unitholders

Matrix Defined Trusts 19

We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages __ and __ of this prospectus, of the Matrix Defined Trusts 19, as of _______, 2013, the initial date of deposit.  The statement of financial condition is the responsibility of the trust’s sponsor.  Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.  The trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation.  Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of _________, 2013.  We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Matrix Defined Trusts 19 as of ___________, 2013, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Chicago, Illinois

_______________, 2013

Matrix Defined Trusts 19

Statement of Financial Condition as of ____________

Investment in securities
Contracts to purchase Treasury Obligations (1)(2)
Value of Purchased Put Options (1)(2)
Cash (3)(4)
Total	$______

Liabilities and interest of investors
Liabilities:
Value of Written Put Options (1)
Organization costs (3)	$______
Deferred sales fee (4)
Creation and development fee (4)
Total
Interest of investors:
Cost to investors (5)	$______
Less: deferred sales fee, creation and development fee and organization costs (3)(4)(5)
Net interest of investors
Total	$______
Number of units
Net asset value per unit	$______

(1)

The trust invests in a portfolio of Options and Treasury Obligations.  Aggregated cost of the securities is listed under the “Portfolio” and is based on the closing sales price evaluations as determined by the evaluator.  The liability for the Written Put Options are based on the aggregate underlying value.

(2)

Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $_______) necessary for the purchase of securities in the trust represented by purchase contracts.

(3)

A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing and offering the trust. These costs have been estimated at $______ per unit for the trust.  A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied.  To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4)

A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the total sales fee.  The total sales fee consists of a deferred sales fee and a creation and development fee. The maximum sales fee is $____ per unit, not to exceed _______% of the public offering price per unit. No initial sales fee is imposed prior to the first deferred sales fee assessment. The deferred sales fee is equal to $____ per unit and the creation and development fee is equal to $____ per unit subject to the maximum sales fee percentage.

(5)

The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

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Convexcel SUITSM Periodic Payment Trigger Trust, Series 1

(A unit investment trust included in Matrix Defined Trusts 19)

Prospectus

____________, 2013

Visit us on the Internet

http://www. ____________ ..com

Call Matrix Capital Group, Inc.	Call The Bank of New York Mellon
(866) 960-1355	(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission.  To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)
Matrix Defined Trusts 19 Securities Act file number: 333-167524 Investment Company Act file number: 811-22166

Matrix Defined Trusts 19

Convexcel SUITSM Periodic Payment Trigger Trust, Series 1

Information Supplement

This Information Supplement provides additional information concerning the trust described in the prospectus for the Matrix Defined Trusts series identified above.  This Information Supplement should be read in conjunction with the prospectus.  It is not a prospectus.  It does not include all of the information that an investor should consider before investing in the trust.  It may not be used to offer or sell units of the trust without the prospectus.  This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission.  Investors should obtain and read the prospectus prior to purchasing units of the trust.  You can obtain the prospectus without charge by contacting your financial professional or by contacting Matrix Capital Group, Inc. at 420 Lexington Avenue, Suite 601, New York, New York 10170 or by calling (866) 960-1355.  This Information Supplement is dated as of the date of the prospectus.

3314380.01.03.doc

1680149

General Information

The trust is one of a series of separate unit investment trusts created under the name Matrix Defined Trusts and registered under the Investment Company Act of 1940.  The trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York.  The trust was created under the trust agreement among Matrix Capital Group, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust.  Additional units of the trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities.  As additional units are issued by the trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased.  The sponsor may continue to make additional deposits of securities into the trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust.  Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security.  If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because your trust will pay any associated brokerage fees.  This may impact the proportional relationship of the securities and impact the trust’s ability to achieve the investment objective.

The trustee has not participated in the selection of the securities deposited in your trust and has no responsibility for the composition of the trust portfolio.

Each unit initially offered represents an undivided interest in the related trust.  To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in the trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged.  Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

The trust consists of (a) the securities listed under “Portfolio” in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and

(c) any cash held in the accounts of the trust.  Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities.  However, should any contract for the purchase of any of the securities initially deposited in the trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date.

Investment Objective and Policies

The objective of the trust is described in the prospectus in the individual trust section.  The trust invests in a portfolio consisting of the components described in the prospectus.  There is, of course, no guarantee that the trust will achieve its objective.

The trust is a unit investment trust and is not an “actively managed” fund.  Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis.  The portfolio of the trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of the trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement.  Thus, the assets of the trust will generally remain unchanged under normal circumstances.  The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer or counterparty having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to your trust.

The trustee may sell securities, designated by the supervisor, from the trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

In addition, if the trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that the trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any tax on the trust or undistributed income of the trust as a regulated investment company.

Because certain of the securities in the trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that the trust will retain for any length of time its present size and composition.  Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security.  In the event of a failure to deliver any security that has been purchased for the trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities.  The Replacement Securities must be securities of the type selected for your trust and must not adversely affect the federal income tax status of the trust.

Whenever a Replacement Security is acquired for the trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security.  Once all of the securities in the trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder’s investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security.  In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

In the event that a Replacement Security is not acquired by the trust, the income for such trust may be reduced.

To the best of the sponsor’s knowledge, there is no litigation pending as of the trust’s inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust.  At any time after your trust’s inception, litigation may be instituted on a variety of grounds with respect to the securities.  The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on your trust.  The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

Risk Factors

Market risk is the risk that the value of the securities in your trust will fluctuate.  This could cause the value of your units to fall below your original purchase price.  Market value fluctuates in response to various factors.  These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security.  While the Options are individually related to the price performance of the Reference Asset, the return on the Options depends on the price of shares of the Reference Asset at the Option Expiration Date.  The Option Expiration Date is [ July __, 2015].  Even though we supervise your portfolio, you should remember that we do not manage your portfolio.  Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

Options risk.  The value of the Options will be affected by changes in the price of the Reference Asset, the value of the Underlying Index and its underlying securities, changes in interest rates, changes in the actual and perceived volatility of the stock market and the Reference Asset, Underlying Index and the underlying securities and the remaining time to the Option Expiration Date.  The value of the Options does not increase and decrease at the same rate as the price of shares of the Reference Asset (although they generally move in the same direction).  However, as an Option approaches its expiration date, its value increasingly moves with the value of the Underlying Index.  The value of the Written Put Options reduces the value of your units.  The Written Put Options create an obligation to potentially make a payment in contrast to the Purchased Put Options which create an obligation to potentially receive a payment.  As the value of the Written Put Option contracts increases, it has a negative impact on the value of your units.  When the trust buys option contracts, the value of your units increases, but if the value of these options contracts decreases, it has a negative impact on the value of your units.  The trust may experience substantial downside from specific option contracts positions and option contract positions may expire worthless.

Treasury Obligations risk.  Treasury Obligations are direct obligations of the United States that are backed by the full faith and credit of the United States.  The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices lower than their par value at maturity, indicating a market discount.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices greater than their par value at maturity, indicating a market premium.  Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease.  Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.

Underlying Reference Asset performance and equity risk.  The Options contracts represent indirect positions in the Reference Asset and are subject to changes in value as the price of shares of the Reference Asset rises or falls.  The settlement value of the Options is based on the Reference Asset Closing Value on the Option Expiration Date, and will be substantially determined by market conditions and the price of shares of the Reference Asset, the value of the Underlying Index and the value of securities comprising the Underlying Index as of such time.  The value of the Reference Asset will fluctuate over time based on changes in the value of the stocks held by the Reference Asset which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates and the supply and demand for stocks issued by companies in emerging markets countries.  The value of the trust does not appreciate due to dividend payments by the Reference Asset.  The trust seeks to provide target returns on the price performance of the Reference Asset.

The Underlying Index consists primarily of stocks of companies issued by companies in emerging markets countries.  Securities issued by companies in emerging markets may be subject to a greater risk of loss than investments in more developed markets.   Securities issued by companies in emerging markets also generally experience heightened levels of price volatility.  Emerging markets may be more likely to experience inflation risk, political turmoil and rapid changes in economic conditions than more developed markets. Emerging markets often have less uniformity in accounting and reporting requirements, unreliable securities valuation and greater risk associated with custody of securities.

Emerging Markets Risk.  The Reference Asset invests primarily in securities issued by entities located in emerging markets countries. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described below are heightened by investing in emerging markets countries.   Securities issued by companies in emerging markets also generally experience heightened levels of price volatility.

Foreign Issuer Risk.  The Reference Asset invests primarily in securities issued by foreign companies which exposes the Reference Asset and the trust to additional risks that differ from an investment exclusively in domestic stocks.  These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities.  These securities also provide exposure to fluctuations in exchange rates between the U.S. dollar and foreign currencies that may negatively affect the value of shares of the Reference Asset.  Foreign securities involve the risk that information about the securities is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards.  In addition, some foreign securities markets are less liquid than U.S. markets.  This could cause the Reference Asset to buy securities at a higher price or sell securities at a lower price than would be the case in a highly liquid market.  Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.

 Credit risk.  An issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security.  The OCC guarantor and central counterparty with respect to the FLEX Options.  As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations.

Capped upside. The target return for units purchased on the trust’s inception date and held for the life of the trust is based on the price performance of the Reference Asset and is subject to a capped amount of [$10.875] per trust unit and may be less than the price performance of the Reference Asset.   Even if there are significant increases in the price performance of the Reference Asset, the amounts you may receive is capped at [$10.875] per trust unit.  You may experience significant losses on their investment up to a total loss on your investment if the price of shares of the Reference Asset declines by more than the Trigger Amount.  You may realize a return that is higher or lower than the intended returns or losses as a result of redeeming units prior to the trust’s mandatory termination date, where Options or Treasury Obligations are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options and Treasury Obligations based on the number of Option contracts of or Treasury Obligations in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset, or increases in potential tax-related expenses and other expenses of the trust above estimated levels.

Exchange Traded Funds.  The Options reference the price performance of the Reference Asset, which is an exchange traded fund.  Shares of ETFs frequently trade at a discount from their net asset value in the secondary market.  This risk is separate and distinct from the risk that the net asset value of fund shares may decrease.  The amount of such discount from net asset value is subject to change from time to time in response to various factors.  ETFs are subject to the risk of an inability to meet the ETF’s investment objective.  The Options reference the price performance of the Reference Asset which is adversely impacted by its operating expenses.  ETFs also face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the ETF’s target index, known as “tracking error”.  This can happen due to transaction costs, market impact, corporate actions (mergers and spin-offs) and timing variances.

Legislation risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future.  Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in the trust.  In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities.  No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk. The trust intends to treat any income it may derive from the Options as “qualifying income” under the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to “regulated investment companies” (“RICs”), based on language in the Code.  In addition, based upon language in the legislative history, the trust intends to treat the issuer of the Options as the Reference Asset, which, assuming the Reference Asset qualifies as a RIC, would allow the trust to qualify for special rules in the RIC diversification requirements.  If the income is not qualifying income or the issuer of the Options is not appropriately the Reference Asset, the trust could loose its own status as a RIC.

The Reference Asset may be classified as a RIC for federal income tax purposes but may have significant exposure to commodities and other derivative products.  RICs are required to meet certain income and diversifications tests in order to avoid federal income tax at the RIC level.  Most commodity income will not be qualifying income for a RIC for such purposes.  Derivative income may or may not be qualifying income depending upon whether the income relates to the RIC’s business of investing in securities.  The trust has not reviewed the assets or income of the underlying RICs.  If a RIC in the trust’s portfolio does not meet the RIC qualification tests, the RIC would be taxed as a C corporation and returns from that entity would be on an after-tax basis.  If the Reference Asset is not classified as a RIC, the manner in which the Options are treated for the purposes of the trust’s diversification tests may change, and, in certain circumstances, the trust could loose its own RIC status.

The trust is investing in offsetting positions in regard to the Reference Asset.  The result of the offsetting positions is that the trust may recognize little or no long term capital gain income even if the trust holds its positions for more than the long-term capital gain holding period.  Because of the loss of long-term capital gains from portfolio investments, in some factual circumstances investors could have a lower after-tax return from investing in the trust than investing directly in the Reference Asset.

The trust may have significant exposure to the Options on the Reference Asset.  Although the Options are documented as options, there other derivative contracts that may be economically identical or substantially similar that have significantly different tax treatment.  For example, if the options were collapsed into a single contract the options may be treated as a notional principal contract under proposed regulations.  The proposed regulations would require the trust to recognize income periodically over the term of the contracts if the contracts were notional principal contracts.  Also, option premiums are not taken into income under current law until the option lapses or is exercised.  If the Options were recharacterized, there may be a requirement to recognize the option premiums immediately upon receipt.  Since the trust is not planning on including income from the contract periodically over the life of the contract or including the option premiums in income, a recharacterization could affect the ability of the trust to meet certain RIC qualification tests.

If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed.  In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions.  This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns.  In such event, the trust’s sponsor may determine to reorganize or close the trust or materially change the trust’s investment objective and strategies.

The options included in the portfolio are exchange traded options. Under Section 1256 of the Code, certain types of options are required to be treated as if they were sold at the end of each year. Such treatment would cause the trust to have taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. Although the trust does not believe the options are subject to the 1256 rules, if it were later determined that the options were subject to the 1256 rules the trust may retroactively lose its RIC qualification and be taxed as a C corporation.

In the event that the trust fails to qualify as a RIC, the trust will promptly notify shareholders of the implications of that failure.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index.  No one can predict whether implied volatility will rise or fall in the future.

Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent.  No one can guarantee that a liquid secondary trading market will exist for the securities.  Trading in the Options may be less deep and liquid than certain other securities.  FLEX Options may be less liquid than certain non-customized options.  The sponsor expects that the trust will hold 10% or less of its net asset value in illiquid securities.  In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete.  In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price.  A less liquid trading market may adversely impact the value of the Options and your units.  It is not anticipated that there will be an existing market for options with the exact customized terms as the Options and an active market may not be established.  Prior to the trust’s inception date, there has been no existing trading market for the Options.

Valuation Risk.  Under certain circumstances, current market prices may not be available with respect to the Options.  Under those circumstances, the value of the

Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market.  This creates a risk of mispricing or improper valuation of the Options which could impact the valuation of units.

Potential for loss of initial investment.  The trust does not provide principal protection and you may not receive a return of the capital you invest.

No FDIC guarantee.  An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Additional Deposits.  The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units.  In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay the associated brokerage fees and other acquisition costs. This may impact the proportional relationship of the Options and impact the trust’s ability to achieve the investment objective.

Trust Administration

Distributions to Unitholders.  Income received by the trust, if any, including the part of the proceeds of any disposition of Treasury Obligations which represents accrued interest, is credited by the trustee to the Income Account for the trust.  All other receipts are credited by the trustee to a separate Capital Account for the trust.  The trustee will normally distribute any income received by the trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a “regulated investment company” for federal tax purposes.  There is no assurance that any actual distributions will be made since any income received may be used to pay expenses.  In addition, excess amounts from the Capital Account of the trust, if any, will be distributed at least annually to the unitholders then of record.  Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account.  The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.01 per unit.  The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Because income is not received by the trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.  Persons who purchase units will commence receiving distributions only after such person becomes a record owner.  A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received.  Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the Income Account of the trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust.  The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust.  Amounts so withdrawn shall not be considered a part of the trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts.  In addition, the trustee may withdraw from the Income and Capital Accounts of the trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders.  With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of the trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust.  The accountants’ report will be furnished by the trustee to any unitholder upon written request.  Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of the trust a statement, covering the calendar year, setting forth for the trust:

(A)

As to the Income Account:

(1)

the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)

the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)

the deductions, if any, from the Income Account for payment into the Reserve Account;

(4)

the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)

the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(6)

the deductions for payment of the depositor’s expenses of maintaining the registration of the trust units, if any;

(7)

the aggregate distributions to unitholders; and

(8)

the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)

As to the Capital Account:

(1)

the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

(2)

the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any,  and for redemptions;

(3)

the deductions, if any, from the Capital Account for payments into the Reserve Account;

(4)

the deductions for payment of applicable taxes and fees and expenses of the trustee, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)

the deductions for payment of the depositor’s expenses of organizing the trust;

(6)

the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)

the deductions for payment of deferred sales fee and creation and development fee,  if any;

(8)

the deductions for payment of the depositor’s expenses of maintaining the registration of the trust units, if any;

(9)

the aggregate distributions to unitholders;  and

(10)

the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)

the following information:

(1)

a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)

the number of units outstanding on the last business day of such calendar year;

(3)

the unit value based on the last trust evaluation of such trust made during such calendar year; and

(4)

the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

Rights of Unitholders.  A unitholder may at any time tender units to the trustee for redemption.  The death or incapacity of any unitholder will not operate to terminate the trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust.  No unitholder shall have the right to control the operation and management of the trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of the trust.

Amendment and Termination.  The trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iii) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the United States Internal Revenue Code of 1986, as amended.  The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments.  The trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.  Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust.  No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust.  The trustee will notify unitholders of the substance of any such amendment.

The trust agreement provides that the trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date.  If the value of the trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust.  The trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding.  In addition, the sponsor may terminate the trust if it is based on a security index and the index is no longer maintained.  The trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If the trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust.  The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law.  The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after the trust’s termination.  The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold.  The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day.  Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

Certain qualifying unitholders may elect an in-kind distribution.  A unitholder who owns meets the requirements described in the prospectus may request an in-kind distribution from the trustee instead of cash.  Amounts representing fractional portions of an Option will be distributed in cash.  The trustee may adjust the Options included in a unitholder’s in-kind distribution to facilitate the distribution of whole Options.  Special tax consequences will result if a unitholder receives an in-kind distribution.

Within a reasonable period after termination, the trustee will sell any securities remaining in the trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of the trust at approximately the time of the mandatory termination date.  If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee.  There is, however, no assurance that units of any new series of the trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee.  The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust.  In accordance with the trust agreement, the trustee shall keep records of all transactions at its office.  Such records shall include the name and address of, and the number of units held by, every unitholder of the trust.  Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours.  The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation.  The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the trust.  Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect.  The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly.  If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to the trust, the sponsor, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee, as hereinafter provided, by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.  Notice of such removal and appointment shall be mailed to each unitholder by the sponsor.  Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor.  The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor.  The sponsor of your trust is Matrix Capital Group, Inc.  The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer.

The sponsor is organized as a corporation under the laws of the State of New York.  The sponsor is a member of the Financial Industry Regulatory Authority, Inc.  The sponsor provides brokerage services to institutions, investment advisers, high net worth individuals and proprietary retail clients.  The principal office of the sponsor is 420 Lexington Avenue, Suite 601, New York, New York 10170.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

The Evaluator and Supervisor.  Matrix Capital Group, Inc., the sponsor, also serves as evaluator and supervisor.  The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor.  Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator.  If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor.  Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

Limitations on Liability.  The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder.  The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities.  In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith.  The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof.  In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof.  The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Trust Expenses.  The sponsor will not charge the trust any fees for services performed as sponsor.  The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in your trust.

The sponsor may receive a fee from your trust for creating and developing your trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from your trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus.  The trustee’s fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.  The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee.  Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor will charge the trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor of providing such services.  Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For evaluation of the securities in the trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services.  Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For providing bookkeeping and administrative services to the trust, the sponsor shall receive an administration fee in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation from other unit investment trusts for which the sponsor acts as sponsor and provides evaluation services, exceed the aggregate cost of providing such services.  Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

The trustee’s fee, sponsor’s fee for providing bookkeeping and administrative services to your trust, supervisor’s fee and evaluator’s fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account.  Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by your trust:  (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; and (g) expenditures incurred in contacting unitholders upon termination of the trust.  The fees and expenses set forth herein are payable out of the trust and, when owing to the trustee, are secured by a lien on the trust.  If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts.  These sales may result in capital gains or losses to unitholders.  The trust may pay the costs of updating its registration statement each year.

Portfolio Transactions and Brokerage Allocation

When the trust sells securities, the composition and diversity of the securities in the trust may be altered.  In order to obtain the best price for the trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold.  In effecting purchases and sales of the trust’s portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price.  Units of the trust are offered at the public offering price thereof.  The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus.  The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee.  The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus.  The deferred sales fee is a fixed dollar amount and will be collected in installments as described in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus.  Units purchased after the initial deferred sales fee payment will be subject to the remaining deferred sales fee payments.  Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption.  During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the trust.  These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee.  These costs will be deducted from the trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding.  Such price determination as of the opening of business on the date the trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator.  After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation.  Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus.  Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

The public offering price per unit of the trust on the date of the prospectus or on any subsequent date will vary from the amount stated under “Essential Information” in the prospectus in accordance with fluctuations in the prices of the underlying securities.  Net asset value per unit is determined by dividing the value of the trust’s portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding.  We generally seek to determine the value of the Options using the last sale price for the Options.  For this purpose, the trustee provides us prices from a reporting service approved by us. If the Options are not principally traded on a national securities exchange or a U.S. options exchange or if the market quotes are unavailable or inappropriate, we will price the Options based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods.  We determined the initial prices of the securities shown under “Portfolio” in the prospectus on the date of the prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Securities and Exchange Commission becomes effective.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto.  A person will become the owner of units on the date of settlement provided payment has been received.  Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Securities Exchange Act of 1934.

Comparison of Public Offering Price and Redemption Price.  As of the trust’s inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee.  The bid prices on Treasury Obligations similar to those in the trust are lower than the offering prices thereof.  For a variety of reasons (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

Public Distribution of Units.  The sponsor intends to qualify the units for sale in a number of states.  Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others.  Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus.  Certain commercial banks may be making units available to their customers on an agency basis.  The sponsor reserves the right to change the discounts from time to time.

We currently provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales.  A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel.  We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products.  These arrangements will not change the price you pay for your units.  The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.  The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Profits of Sponsor.  The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of the trust and will pay a portion of such sales fees to dealers and agents.  In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust.  The sponsor may also realize profits or losses with respect to securities deposited in the trust which were acquired from underwriting syndicates of which the sponsor was a member.  An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit.  The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in the trust.

Market for Units.  After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any organization costs during the initial offering period.  While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units.  Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof.  The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units.  Any profit or loss resulting from the resale of such units will belong to the sponsor.  If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption.  A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed.  Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished.  The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption.  Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption.  Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations.  Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return.  Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker.  However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.”  In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested.  Any amounts paid on redemption representing interest shall be withdrawn from the Income Account of the trust to the extent that funds are available for such purpose.  All other amounts paid on redemption shall be withdrawn from the Capital Account for the trust.

The trustee is empowered to sell securities in order to make funds available for the redemption of units.  To the extent that securities are sold or redeemed in-kind, the size of the trust will be, and the diversity of the trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security.  Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized.  The price received upon redemption or termination may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or termination.

The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units.  In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit.  The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price.  The redemption price for units of the trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A.

Adding:  (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B.

Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C.

Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

Retirement Plans.  The trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans.  Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation.  All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment.  Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.  Such plans are offered by brokerage firms and other financial institutions.  The trust will lower the minimum investment requirement for IRA accounts.  Fees and charges with respect to such plans may vary.

Ownership of Units.  Ownership of units will not be evidenced by certificates.

Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement.  Fractions of units, if any, will be computed to three decimal places.

Taxation

The prospectus contains a discussion of certain U.S. federal income tax issues concerning your trust and the purchase, ownership and disposition of trust units. The discussion below supplements the prospectus discussion and is qualified in its entirety by the prospectus discussion. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership, or disposition of trust units, as well as the tax consequences arising under the laws of any state, locality, non-U.S. country, or other taxing jurisdiction.

The federal income tax summary below and in the prospectus is based in part on the advice of counsel to your trust. The Internal Revenue Service could disagree with any conclusions set forth in these discussions. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be held by your trust. This may not be sufficient for prospective investors to use for the purpose of avoiding penalties under federal tax law.

If so indicated in the prospectus, your trust intends (i) to elect and (ii) to qualify annually as a regulated investment company under the Code and to comply with applicable distribution requirements so that it will not pay federal income tax on income and capital gains distributed to its unitholders.

To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, your trust must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, and net income from certain publicly traded partnerships; (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the trust’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the trust’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the trust controls and are engaged in the same, similar or related trades or businesses, or the securities of certain publicly traded partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses but excludes net capital gain, if any) and at least 90% of its net tax-exempt interest income each taxable year.

The trust’s transactions in futures contracts and options will be subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital, or short-term or long-term), may accelerate recognition of income to the trust and may defer trust losses. These rules could, therefore, affect the character, amount and timing of distributions to shareholders. These provisions also (a) will require the trust to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out), and (b) may cause the trust to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the 90% distribution requirement for qualifying to be taxed as a regulated investment company and the distribution requirement for avoiding excise taxes.

As a regulated investment company, your trust generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short term capital loss), if any, that it distributes to unitholders. The trust intends to distribute to its unitholders, at least annually, substantially all of its investment company taxable income and net capital gain. If your trust retains any net capital gain or investment company taxable income, it will generally be subject to federal income tax at regular corporate rates on the amount retained. In addition, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax unless, generally, your trust distributes during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (3) any ordinary income and capital gains for previous years that were not distributed during those years. To prevent application of the excise tax, your trust intends to make its distributions in accordance with the calendar year distribution requirement. Further, if your trust retains any net capital gain, the trust may designate the retained amount as undistributed capital gains in a notice to unitholders who, if subject to federal income tax on long-term capital gains (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) will be entitled to credit their proportionate share of the tax paid by the trust against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. A distribution will be treated as paid on December 31 of the current calendar year if it is declared by your trust in October, November or December with a record date in such a month and paid by your trust during January of the following calendar year. These distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If your trust failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the trust would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its unitholders) and all distributions out of earnings and profits would be taxed to unitholders as ordinary dividend income.

If your trust is treated as holding directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders collectively own more than 50 percent of the vote or value of the stock of such corporation, the foreign corporation may be treated as a “controlled foreign corporation” (a “CFC”) from a U.S. tax perspective.  In such circumstances, your trust will be required to include certain types of passive income and certain other types of income relating to insurance, sales and services with related parties and oil related income in the trust’s taxable income whether or not such income is distributed.

If the trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders.  The trust will not be able to pass through to its unitholders any credit or deduction for such taxes.  The trust may be able to make an election that could ameliorate these adverse tax consequences.  In this case, the trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by PFICs will not be treated as qualified dividend income.

Performance Information

Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material.  Information on the performance of the trust strategy or the actual performance of the trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of the trust.  The performance of the trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales fee and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor’s 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

Contents of Registration Statement

This Amendment to the Registration Statement comprises the following papers and documents:

The facing sheet

The prospectus

The signatures

The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1	Form of Trust Agreement (to be filed by amendment).
1.1.1	Form of Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 for Matrix Defined Trusts (File No. 333-150528) as filed on July 2, 2008.
1.2

Certificate of Incorporation of Matrix Capital Group, Inc. Reference is made to Exhibit A(6)(a) to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.

1.3	Bylaws of Matrix Capital Group, Inc. Reference is made to Exhibit A(6)(b) to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.
2.1	Form of Copy of Certificate of Ownership. Reference is made to Exhibit A(1)(a) to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.
2.2	Form of Code of Ethics. Reference is made to Exhibit A(11) to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.
3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
4.1	Consent of evaluator (to be filed by amendment)
4.2	Consent of independent auditors (to be filed by amendment).
6.1	List of Officers of Matrix Capital Group, Inc. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Matrix Defined Trusts (File No. 811-22166) as filed on April 29, 2008.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Matrix Defined Trusts 19 has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 29th day of August, 2013.

Matrix Defined Trusts 19

By	Matrix Capital Group, Inc., Depositor

By	/s/ CHRISTOPHER ANCI
Christopher Anci
President

Pursuant to the requirements of the Securities Act of 1933, the Depositor, Matrix Capital Group, Inc., has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, theunto duly authorized, in the City of New York and the State of New York on the 29th day of August, 2013.

Matrix Capital Group, Inc., Depositor

By	/s/ CHRISTOPHER ANCI
Christopher Anci
Sole Director